HellerEhrman

1 August 2005

Heller Ehrman
Solicitors and International Lawyers
海陸國際律師事務所
Simon C.M. Luk
Chairman, Hong Kong Practice
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attn: Filer Support
Mail Stop 1-4

Ladies and Gentlemen:

SEC FILE NO. 82-5146

Re: Vodatel Networks Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Vodatel Networks Holdings Limited (the "Company"), S.E.C. File No. 82-5146, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's first quarter report 2005, dated May 12, 2005;

(2) The Company's announcement regarding business and financial highlights for the three-month period, dated May 12, 2005, published (in both English and Chinese language) in the Company's public website;

(3) The Company's notice of board meeting, dated April 26, 2005;

(4) The Company's announcement regarding the resumption of trading, dated April 15, 2005; published (in both English and Chinese language) in the Company's public website;

(5) The Company's annual report 2004, dated April 14, 2005;

(6) The Company's announcement regarding a disclosure pursuant to rule 17.21, dated April 14, 2005, published (in both English and Chinese language) in the Company's public website;

(7) The Company's announcement regarding business and financial highlights for the eighteen-month period, dated April 14, 2005, published (in both English and Chinese language) in the Company's public website;

(8) The Company's notice of board meeting, dated April 1, 2005, published (in both English and Chinese language) in the Company's public website;

(9) The Company's announcement regarding the suspension of trading, dated March 31, 2005, published (in both English and Chinese language) in the Company's public website;

(10) The Company's announcement regarding profit warning and delay in the announcement of results for the eighteen-month period, dated March 11, 2005, published (in both English and Chinese language) in the Company's public website;

(11) The Company's announcement regarding unusual price and trading volume movement, dated February 15, 2005, published (in both English and Chinese language) in the Company's public website;

(12) The Company's announcement regarding unusual price and trading volume movement, dated February 14, 2005, published (in both English and Chinese language) in the Company's public website;

(13) The Company's announcement regarding the change of principal place of business in Hong Kong, dated January 20, 2005, published (in both English and Chinese language) in the Company's public website;

(14) The Company's announcement regarding unusual price movement, dated December 13, 2004, published (in both English and Chinese language) in the Company's public website; and

(15) The Company's announcement regarding unusual price movement, dated December 2, 2004, published (in both English and Chinese language) in the Company's public website.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

HellerEhrman

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Vodatel Networks Holdings Limited

HK 1021543 v1
(37460.0001)

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司 *

(incorporated in Bermuda with limited liability)

(Stock Code: 8033)

FIRST QUARTER REPORT

2005

* *for identification purpose only*

CHARACTERISTICS OF GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Exchange. Listed companies are not generally required to issue paid announcements in Gazetted Newspapers. Accordingly, prospective investors should note that they need to have access to the GEM Website in order to obtain up-to-date information on GEM-listed issuers.

The Exchange takes no responsibility for the contents of this report, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this report.

This report, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this report is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this report misleading; and 3. all opinions expressed in this report have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

BUSINESS AND FINANCIAL HIGHLIGHTS FOR THE THREE-MONTH PERIOD

- Turnover for the Three-Month Period amounted to HK$80,561,000 with a net loss of HK$5,110,000
- Business from Mainland China remained stagnant due to difficult market conditions and effect of the Chinese New Year
- Business prospects from Macao remained strong with orders on hand as at the date of this report exceeding HK$100,000,000
- Improved performance at TCM with net loss narrowing to HK$897,000
- The Board does not recommend payment of a dividend for the Three-Month Period

FIRST QUARTER RESULTS

The Board is pleased to present the unaudited consolidated results of the Group for the Three-Month Period as follows:

	Note	Three-Month Period 2005 (Unaudited) *HK$'000*	Three months ended 31st March, 2004 (Unaudited) *HK$'000*
Turnover		80,561	119,847
Cost of sales		(59,889)	(102,433)
Gross profit		20,672	17,414
Other revenues		2,808	2,304
Selling and administrative expenses		(27,658)	(17,846)
Operating (loss)/profit		(4,178)	1,872
Deemed disposal gain from separate listing of MIHL		—	10,769
Finance costs		(1,794)	(17)
Share of (losses)/profits of associated companies		(127)	237
(Loss)/profit before taxation		(6,099)	12,861
Taxation	1	—	(330)
(Loss)/profit after taxation		(6,099)	12,531
Minority interests		989	650
(Loss)/profit attributable to Members		(5,110)	13,181
Dividends		—	—
(Loss)/earnings per Share (HK cents)			
— Basic	2	(0.83)	2.1
— Diluted	2	Not applicable	2.1

NOTES:

1. **Taxation**

Hong Kong profits tax had been provided at the rate of 17.5% on the estimated assessable profit for the Three-Month Period. Taxation on overseas profit had been calculated on the estimated assessable profit for the Three-Month Period at the rates of taxation prevailing in the regions in which the Group operated.

2. **(Loss)/earnings per Share**

The calculation of basic loss per Share was based on the loss attributable to Members of HK$5,110,000 (three months ended 31st March, 2004: profit of HK$13,181,000) and the weighted average of 613,819,000 Shares (three months ended 31st March, 2004: 613,819,000 Shares) in issue during the Three-Month Period.

No diluted earnings per Share for the Three-Month Period was presented as the exercise of the outstanding share options of the Company would have an anti-dilutive effect. The weighted average of 618,682,000 Shares for the three months ended 31st March, 2004 included all share options and convertible bonds outstanding, except for share options and convertible bonds having anti-dilutive effect, on the assumptions that all share options and convertible bonds had been converted.

3. **Reserves**

	Share premium	Capital redemption reserve	Investment revaluation reserve	Merger reserve	Exchange reserve	Statutory reserve	Accumulated losses	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
As at 1st January, 2005	97,676	702	5,315	35,549	3,034	49	(30,994)	111,331
Surplus on revaluation of non-trading securities	–	–	342	–	–	–	–	342
Exchange differences arising on translation of the accounts of foreign subsidiaries and associated companies	–	–	–	–	(2,139)	–	–	(2,139)
Loss attributable to Members	–	–	–	–	–	–	(5,110)	(5,110)
As at 31st March, 2005	97,676	702	5,657	35,549	895	49	(36,104)	104,424

	Share premium HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Merger reserve HK$'000	Exchange reserve HK$'000	Statutory reserve HK$'000	Retained earnings HK$'000	Total HK$'000
As at 1st January, 2004	97,676	702	4,182	37,483	59	49	146,055	286,206
Group reorganisation	–	–	–	3,550	–	–	–	3,550
Profit attributable to Members	–	–	–	–	–	–	13,181	13,181
Eighteen-month period ended 31st December, 2004 interim dividend paid	–	–	–	–	–	–	(3,069)	(3,069)
As at 31st March, 2004	97,676	702	4,182	41,033	59	49	156,167	299,868

BUSINESS REVIEW

Operating result for the construction of data network infrastructure in Mainland China continued to be affected by the challenging business environment, coupled with slower activities due to Chinese New Year. Projects completed during the Three-Month Period included contracts awarded by Shanghai China Netcom, Anhui China Telecom, an electricity bureau in Beijing and a Government bureau in the Zhejiang Province. Although the Group witnessed a gradual improvement in the overall operating environment of data network infrastructure in Mainland China, management anticipated the transformation of such improvement to business opportunities would emerge at a slower pace. Nevertheless, management will keep abreast of the changes to the operating environment and will realign our resources accordingly. Cost control over the operations in Mainland China continued.

Though the market in Mainland China remained challenging, robust economic activities in Macao continued to offer promising business prospects for the Group. As at the date of this report, orders on hand relating to projects in Macao exceed HK$100,000,000, with completion dates of these projects expected to take place before end of 2005. In addition to those projects already secured, the local market continued to offer numerous business opportunities as gaming operators, including the Venetian Cotai Limited, Galaxy Casino S.A. and Wynn-Resorts, gradually commenced the tendering process for their gaming sites in the areas of structured cabling, networking, surveillance solutions, security radio systems and local area networking. To ensure that quality of work will not be compromised, the Group will carefully evaluate each of the business opportunities available and select to tender for those projects that are in line with internal resources and carried higher margins and better payment terms.

In respect to business prospects of TCM, in Spain, leveraging on the established market experience and strong technical capabilities, the Group have secured a project to act as the service and technical provider in a marketing campaign launched in Spain with a worldwide reputable soft drink company by developing the application and engaging in data base management. In addition, with positive responses from the trail of a tone-related service, TCM is currently in the process of improving the service by improving the quality and rhythms of different sound versions. In the Netherlands, TCM has also launched a lottery inquiry service and in the Federal Republic of Germany, TCM has expanded its chatting services on its existing platform to include SMS live chat services. Going forward, to further leverage on the success of any application or service, TCM will explore the possibility to cross sell and customise successful applications and services to other geographical locations.

FINANCIAL REVIEW

During the Three-Month Period, with slower business activities from Mainland China due to both market conditions and Chinese New Year and projects in Macao still under installation phases, total turnover derived from the Group amounted to HK$80,561,000. Although total turnover for the Three-Month Period represented a decrease of 32.78% over the same corresponding period during 2004, gross profit increased by 18.71% to reach HK$20,672,000. Lower margins from projects in Macao have been compensated by higher margins from projects in Mainland China and business in the provision of interactive voice response services and SMS, thus effectuating overall gross profit margin of the Group to improve from 14.53% to 25.66%.

With the consolidation of operating results of both MIHL and TCM, selling and administrative expenses increased from HK$17,846,000 to HK$27,658,000 during the Three-Month Period. The Group reported a net loss of HK$5,110,000 as compared to a net profit of HK$13,181,000 for the same corresponding period during 2004, the latter of which has been attributable primarily to the recognition of a deemed disposal gain of HK$10,769,000 from the separate listing of MIHL. Included in the net loss reported during the Three-Month Period, HK$1,879,000 and HK$897,000 have been ascribed to MIHL and TCM respectively with loss attributable to the core business of the Group amounted to HK$2,334,000.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATIONS

As at 31st March, 2005, the relevant interests and short positions of the Directors or Chief Executive in the Shares, underlying Shares and debentures of the Company or its Associated Corporations which will be required to be notified to the Company and the Exchange pursuant to divisions 7 and 8 or Part XV of the SFO (including interests and short positions which he took or deemed to have taken under such provisions of the SFO) or required pursuant to section 352 of the SFO, to be entered in the register referred to therein or required, pursuant to rules 5.46 to 5.68 of the GEM Listing Rules relating to securities transactions by the Directors to be notified to the Company and the Exchange were as follows:

Aggregate long and short positions in the Shares and (in respect of equity derivatives) underlying Shares

Name of Director	Long position/ short position	Nature of interest	Number of Shares held	Number of underlying Shares (in respect of share options) held *(Note 8)*	Approximate % of the issued share capital of the Company
José Manuel dos Santos	Long position	Corporate interest/founder of a discretionary trust *(Note 1)*	293,388,000	–	47.80%
	Long position	Personal *(Note 2)*	–	600,000	0.10%
	Short position	Corporate interest *(Note 3)*	–	14,002,000	2.28%
Yim Hong	Long position	Personal *(Note 4)*	7,357,500	900,000	1.35%
Kuan Kin Man	Long position	Personal *(Note 5)*	12,262,500	900,000	2.14%
Monica Maria Nunes	Long position	Personal *(Note 6)*	2,452,500	900,000	0.55%
Fung Kee Yue Roger	Long position	Personal *(Note 7)*	210,000	–	0.03%

Notes:

(1) As at 31st March, 2005, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL, a company wholly-owned by José Manuel dos Santos as trustee of Santos' Family Trust.

(2) The personal interest of José Manuel dos Santos comprised 600,000 underlying Shares in respect of share options granted to him by the Company. The aforesaid interest was held by José Manuel dos Santos as beneficial owner.

(3) Options were granted by the Company under a share option scheme. Since José Manuel dos Santos was interested in more than one-third of the issued share capital of the Company at 31st March, 2005, he was deemed to have a short position in 14,002,000 underlying Shares.

(4) The personal interest of Yim Hong comprised 7,357,500 Shares and 900,000 underlying Shares in respect of share options granted to him by the Company. The aforesaid interest was held by Yim Hong as beneficial owner.

(5) The personal interest of Kuan Kin Man comprised 12,262,500 Shares and 900,000 underlying Shares in respect of share options granted to him by the Company. The aforesaid interest was held by Kuan Kin Man as beneficial owner.

(6) The personal interest of Monica Maria Nunes comprised 2,452,500 Shares and 900,000 underlying Shares in respect of share options granted to her by the Company. The aforesaid interest was held by Monica Maria Nunes as beneficial owner.

(7) The personal interest of Fung Kee Yue Roger comprised 210,000 Shares. The aforesaid interest was held by Fung Kee Yue Roger as beneficial owner.

(8) Each of the Directors held the same number of share options shown as at 1st January, 2005. The share options were granted on 30th June, 2003 and exercisable from 30th June, 2003 to 29th June, 2006 at HK$0.42 per Share.

SUBSTANTIAL SHAREHOLDERS' INTEREST AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES

As at 31st March, 2005, the following persons (other than a Director or Chief Executive) had interests or short positions in the Shares and underlying Shares which were recorded in the register required to be kept under section 336 of the SFO:

Aggregate long and short positions in the Shares and (in respect of equity derivatives) underlying Shares

Name	Long position/ short position	Nature of interest	Number of Shares held	Number of underlying Shares (in respect of share options) held	Approximate % of the issued share capital of the Company
ERL	Long position	Corporate interest *(Note 1)*	293,388,000	–	47.80%
	Short position	Corporate interest *(Note 2)*	–	14,002,000	2.28%
LRL	Long position	Corporate interest *(Note 1)*	293,388,000	–	47.80%
	Short position	Corporate interest *(Note 2)*	–	14,002,000	2.28%
Lei Hon Kin	Long position	Family interest	293,988,000	–	47.89%
(Note 3)	Short position	Corporate interest	–	14,002,000	2.28%

Notes:

(1) As at 31st March, 2005, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL.

(2) Options were granted by the Company under a share option scheme. Since both ERL and LRL were interested in more than one-third of the issued share capital of the Company as at 31st March, 2005, they were deemed to have a short position in 14,002,000 underlying Shares.

(3) Lei Hon Kin, the spouse of José Manuel dos Santos, was deemed to be interested in all the interests of José Manuel dos Santos.

THE AGREEMENT WITH COVENANTS RELATING TO SPECIFIC PERFORMANCE BY CONTROLLING SHAREHOLDERS

The loan of a principal amount of US$15,000,000 (approximately HK$116,700,000) is to be repaid by VHL in four equal half-yearly instalments of US$3,750,000 (approximately HK$29,175,000), due in March and September, 2005 and March and September, 2006 respectively. The first repayment was paid in March, 2005 and so the outstanding principal amount as at 31st March, 2005 was US$11,250,000 (approximately HK$87,525,000).

The purpose of the loan is for general corporate purposes and for general working capital. VHL may only drawdown the loan between the period commencing on and including the date of the Agreement and ending on the date six months thereafter. VHL shall repay the loan drawn down by four consecutive equal semi-annual instalments commencing on the date eighteen months after the date of the Agreement. Notwithstanding the above, all outstanding amount under the Agreement shall be repaid on the date thirty-six months after the date of the Agreement. The interest rate is London interbank offered rate plus 1.35%.

Under the GEM Listing Rules, the Company is required to make a disclosure where the Company or any of its subsidiaries enters into other agreements that include a condition imposing specific performance obligations on any Controlling Shareholder and breach of such obligation will cause a default in respect of the loan that is significant to the operations of the Company. Under the Guarantee and the Agreement, the Company and VHL undertake with each of the Lenders that each of them shall procure that:

(i) the trustee of Santos' Family Trust (being the Controlling Shareholder) shall at all times have as its trust assets, directly or indirectly, not less than 35% of each class of the issued voting share capital in the Company and that the service agreement between José Manuel dos Santos and the Company dated 10th February, 2004 is not amended or terminated without the prior written consent of the Agent; and

(ii) the Santos' Family Trust shall not (whether by a single transaction or a number of related or unrelated transactions and whether at the same time or over a period of time) voluntarily dispose of more than 5% of its shareholdings in the Company without the prior written consent of the Lenders, the aggregate of whose participants exceeds 66⅔% of the loan or if no advances have been made or are outstanding the aggregate of whose commitment exceed 66⅔% of the undrawn balance of the commitment (such consent not to be unreasonably withheld or delayed).

In default of the above undertaking, the Agent may declare all obligations under the Agreement to be immediately due and payable.

This section is made pursuant to rule 17.20 of the GEM Listing Rules.

BREACH OF THE AGREEMENT

The following financial covenants under the Guarantee were, inter alia, breached upon publication of the audited accounts for the eighteen-months ended 31st December, 2004:

(i) the consolidated tangible net worth of the Company as at 31st December, 2004 was less than HK$380,000,000 as agreed with the Lenders;

(ii) the total consolidated liabilities of the Company as at 31st December, 2004 was higher than 125% of the consolidated tangible net worth agreed with the Lenders;

(iii) the ratio of consolidated current assets of the Company to its consolidated current liabilities as at 31st December, 2004 was lower than the ratio of 1.6:1 as agreed with the Lenders; and

(iv) the ratio of dividend payout to the profits according to the audited accounts for the eighteen-months ended 31st December, 2004 was higher than the ratio of 50% as agreed with the Lenders.

The Company is in discussion with the Lenders as to whether the loan should be repaid prior to its term or if it could be refinanced. In any event and for the time being, the Company will, with the consensus of the Lenders, deposit an amount of US$11,250,000 (approximately HK$87,525,000) with the Agent pending the outcome of such discussions.

As at 31st March, 2005, the Group (excluding MIHL) had bank balances and cash of approximately HK$147,721,000 (excluding a US$5,000,000 (approximately HK$38,900,000) yield-enhanced bond) so that even after making the deposit to the Agent or making full repayment, the operations of the Group would not be materially and adversely affected.

This section is made pursuant to rule 17.21 of the GEM Listing Rules.

The Company will comply with its obligations under rule 17.23 of the GEM Listing Rules and make disclosure in its subsequent half-year, quarterly and annual reports for as long as the circumstances giving use to the disclosure obligations under rules 17.20 and 17.21 continue to exist.

COMPETING INTERESTS

None of the Directors or any person who is (or group of persons who together are) entitled to exercise or control the exercise of 5% or more of the voting power at general meeting of the Group and which is (or are) able as a practical matter, to direct or influence the management of the Company has an interest in a business, which competes or may compete with the business of the Group.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

The Company has not redeemed any of the Shares during the Three-Month Period. Neither the Company nor any or its subsidiaries has purchased or sold any of the Shares during the Three-Month Period.

DEFINITIONS

"Agent"	Standard Chartered Bank (Hong Kong) Limited
"Agreement"	the loan facility agreement effective on 26th September, 2003 entered into between VHL and the Lenders referring to the US$15,000,000 (approximately HK$116,700,000) term loan facility
"Associated Corporation(s)"	corporation(s): (a) which are subsidiaries or holding companies of the Company or subsidiaries of the holding company of the Company; or (b) (not being subsidiaries of the Company) in which the Company has an interest in the shares of a class comprised in its share capital exceeding in nominal value one-fifth of the nominal value of the issued share of that class
"Board"	the board of the Directors
"BVI"	the British Virgin Islands

"Chief Executive"	a person who either alone or together with one or more other persons is or will be responsible under the immediate authority of the Board for the conduct of the business of the Company
"Company"	Vodatel Networks Holdings Limited
"Controlling Shareholder"	any person who is or group of persons who are together entitled to exercise or control the exercise of 30% (or such other amount as may from time to time be specified in the Code on Takeovers and Mergers approved by the Securities and Futures Commission, established under section 3 of the Securities and Futures Commission Ordinance (Cap. 24 of the Laws of Hong Kong) and continuing in existence under section 3 of the SFO, as amended from time to time, as being the level for triggering a mandatory general offer) or more of the voting power at general meetings of the Company or who is or are in a position to control the composition of a majority of the Board
"Director(s)"	the director(s) of the Company
"ERL"	Eve Resources Limited, a company incorporated in BVI with limited liability
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"Gazetted Newspapers"	those newspapers which are, from time to time, specified in the list of newspapers issued and published in the Gazette for the purposes of section 71A of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) as amended from time to time by the Chief Secretary of the Government of Hong Kong

"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM, made by the Exchange from time to time
"GEM Website"	the internet website operated by the Exchange for the purposes of GEM
"Group"	the Company and its subsidiaries
"Guarantee"	the deed of guarantee and indemnity executed by the Company in favour of the Lenders on 26th September, 2003 in respect of the obligations of VHL under the Agreement
"HK cents"	Hong Kong cents, where 100 HK cents equal HK$1
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited)
"Lenders"	Banco Comercial de Macau S.A., CITIC Ka Wah Bank Limited, Industrial and Commercial Bank of China (Asia) Limited, HSH Nordbank AG, Hong Kong Branch and the Agent
"LRL"	Lois Resources Limited, a company incorporated in BVI with limited liability
"Macao"	the Macao Special Administrative Region of the PRC
"Main Board"	the stock market operated by the Exchange prior to the establishment of GEM (excluding the options market) and which stock market continues to be operated by the Exchange in parallel with GEM. For the avoidance of doubt, the Main Board excludes GEM

"Mainland China"	the PRC, other than the regions of Hong Kong, Macao and Taiwan
"Member(s)"	duly registered holder(s) from time to time of the Shares
"MIHL"	MegaInfo Holdings Limited, incorporated in Bermuda with limited liability, an indirectly owned subsidiary of the Company and whose shares of HK$0.01 each in its capital are listed on GEM
"PRC"	The People's Republic of China
"Santos' Family Trust"	the existing trust whereby the family members of José Manuel dos Santos are the discretionary objects and which assets include a controlling stake of 47.80% of the issued share capital of the Company
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) as amended from time to time
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"SMS"	short message services
"Spain"	The Kingdom of Spain
"Substantial Shareholder"	in relation to a company means a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company
"TCM"	Teleconcept-Multimedia N.V., incorporated in the Netherlands with limited liability and an indirectly owned subsidiary of the Company
"The Netherlands"	The Kingdom of the Netherlands
"Three-Month Period"	the three months ended 31st March, 2005

"US$"	United States Dollar, the lawful currency of the United States of America
"VHL"	Vodatel Holdings Limited, incorporated in BVI with limited liability and a direct wholly-owned subsidiary of the Company

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 12th May, 2005

Executive Directors:
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors:
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

(股份代號：八〇三三)

第一季度報告

二〇〇五

* 僅供識別

創業板的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司無須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他老練投資者。

由於創業板上市的公司新興的性質所然，在創業板買賣的證券可能會較於主板買賣之證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網頁刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人的最新資料。

聯交所對本報告的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本報告全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本報告(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本報告所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本報告所載任何內容產生誤導；及三、本報告內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

三個月期間的業務及財務摘要

- 於三個月期間營業額達80,561,000港元，虧損淨額為5,110,000港元
- 市場環境艱難，加上受到春節影響，令中國內地的業務持續呆滯
- 澳門業務的發展前景依然強勁，於本報告刊發日期手頭訂單逾100,000,000港元
- 歐洲公司業績有所改善，虧損淨額縮減至897,000港元
- 董事會不建議就三個月期間派付股息

第一季業績

董事會欣然提呈本集團三個月期間的未經審核綜合業績如下：

	附註	三個月期間（未經審核）千港元	截至二○○四年三月三十一日止三個月（未經審核）千港元
營業額		80,561	119,847
銷售成本		(59,889)	(102,433)
毛利		20,672	17,414
其他收益		2,808	2,304
銷售及行政開支		(27,658)	(17,846)
經營（虧損）╱溢利		(4,178)	1,872
萬佳訊獨立上市的視作出售收益		—	10,769
財務成本		(1,794)	(17)
應佔聯營公司（虧損）╱溢利		(127)	237
除税前（虧損）╱溢利		(6,099)	12,861
税項	1	—	(330)
除税後（虧損）╱溢利		(6,099)	12,531
少數股東權益		989	650
股東應佔（虧損）╱溢利		(5,110)	13,181
股息		—	—
每股（虧損）╱盈利（港仙）			
－基本	2	(0.83)	2.1
－攤薄	2	不適用	2.1

附註：

1. 稅項

三個月期間的估計應課稅溢利按17.5%的稅率撥備香港利得稅。海外溢利稅項按三個月期間的估計應課稅溢利按本集團經營業務地區的適用稅率計算。

2. 每股(虧損)／盈利

每股基本虧損是按股東應佔虧損5,110,000港元(截至二〇〇四年三月三十一日止三個月：溢利13,181,000港元)及三個月期間的已發行股份的加權平均數613,819,000股(截至二〇〇四年三月三十一日止三個月：613,819,000股)計算。

由於行使本公司未行使的購股權具有反攤薄作用，故並無呈列三個月期間每股股份攤薄盈利。截至二〇〇四年三月三十一日止三個月的加權平均數618,682,000股股份包括所有未行使購股權及可換股債券(具反攤薄作用的購股權及可換股債券除外)，並假設所有購股權及可換股債券已經轉換。

3. 儲備

	股份溢價	資本贖回儲備	投資重估儲備	合併儲備	外滙儲備	法定儲備	累計虧損	合共
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二〇〇五年一月一日	97,676	702	5,315	35,549	3,034	49	(30,994)	111,331
重估非買賣證券盈餘	—	—	342	—	—	—	—	342
海外附屬公司及聯營公司折算賬目產生的差額	—	—	—	—	(2,139)	—	—	(2,139)
股東應佔虧損	—	—	—	—	—	—	(5,110)	(5,110)
於二〇〇五年三月三十一日	97,676	702	5,657	35,549	895	49	(36,104)	104,424

	股份溢價	資本贖回儲備	投資重估儲備	合併儲備	外匯儲備	法定儲備	累計虧損	合共
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二ＯＯ四年一月一日	97,676	702	4,182	37,483	59	49	146,055	286,206
集團重組	—	—	—	3,550	—	—	—	3,550
股東應佔溢利	—	—	—	—	—	—	13,181	13,181
截至二ＯＯ四年十二月三十一日止十八個月期間已付中期股息	—	—	—	—	—	—	(3,069)	(3,069)
於二ＯＯ四年三月三十一日	97,676	702	4,182	41,033	59	49	156,167	299,868

業務回顧

由於經營環境困難，加上春節期間業務放緩，持續影響在中國內地興建數據網絡基礎設施的經營業績。於三個月期間完成的項目，包括由上海中國網通、安徽中國電信、北京電力機關及浙江省政府部門批授的合約。整體而言，儘管本集團於中國內地數據網絡基礎設施的經營環境已逐漸好轉，但管理層預計有關環境好轉，不會即時帶來商機。無論如何，管理層將會一直緊隨經營環境的變化，並相應重新調配資源。本集團亦會繼續對中國內地業務實施成本控制。

雖然中國內地市場仍然充滿挑戰，但澳門的經營發展蓬勃興旺，本集團業務前景依然一片光明。於本報告刊登日期，澳門相關項目的手頭訂單逾100,000,000港元，而這些項目預期將於二ＯＯ五年底前完成。除了已取得的項目外，當地市場亦繼續為威尼斯人路氹股份有限公司、銀河娛樂場股份有限公司及Wynn-Resorts等博彩經營商帶來龐大商機，就娛樂場的結構電纜、網絡、監視解決方案、無線電保安系統以及本地地區網絡等方面，有關經營商已逐步展開招標程序。為使工程質素有所保證，本集團會謹慎評估各項業務機會，並選擇競投符合內部資源、邊際溢利較高和付款條件較佳的項目。

歐洲公司的業務前景方面，憑藉多年來的市場經驗，配合強大的技術實力，本集團已取得一份項目，於西班牙為一間世界知名飲料公司展開市場推廣活動擔任服務和技術供應商，負責開發應用程序和參與數據庫管理。此外，由於鈴聲相關服務反應理想，歐洲公司現正改善不同鈴聲的質素和旋律，進而改善服務。歐洲公司亦已在荷蘭推出彩票查詢服務，另外在德意志聯邦共和國，歐洲公司於現有平台上將聊天服務擴展至即時聊天短訊服務。展望未來，為進一步利用各項應用程序或服務的成績，歐洲公司將會研究在其他地區相互銷售及度身設計應用程序和服務的可能性。

財務回顧

於三個月期間，由於市場環境和適逢春節的緣故，中國內地的業務有所放緩，加上澳門項目仍在安裝階段，因此本集團的總營業額為80,561,000港元。三個月期間的總營業額較二〇〇四年同期下跌32.78%，而毛利則上升至20,672,000港元，增幅為18.71%。澳門項目的邊際溢利較低，但能夠透過中國內地的項目以及提供互動語音回覆系統服務和短訊服務等高邊際溢利項目補償，令本集團整體邊際毛利由14.53%上升至25.66%。

經綜合萬佳訊及歐洲公司的經營業績後，於三個月期間的銷售及行政開支由17,846,000港元上升至27,658,000港元。本集團錄得虧損淨額5,110,000港元，二〇〇四年同期則錄得純利13,181,000港元，後者主要來自確認萬佳訊獨立上市的視作出售收益10,769,000港元。於三個月期間錄得的虧損淨額當中，萬佳訊和歐洲公司的虧損額分別為1,879,000港元及897,000港元，而本集團核心業務應佔虧損為2,334,000港元。

董事於本公司或任何相聯法團的股份、相關股份及債券中的權益及淡倉

於二〇〇五年三月三十一日，董事或行政總裁於本公司或其相聯法團的股份、相關股份及債券中，擁有根據《證券及期貨條例》第十五部第七及第八分部，須知會本公司及聯交所的有關權益及淡倉（包括根據《證券及期貨條例》的該等條文，彼被當作或視作擁有的權益及淡倉），或根據《證券及期貨條例》第三百五十二條，須載入該條例所述股東名冊的權益及淡倉，或根據《創業板上市規則》第5.46至5.68條有關董事進行的證券交易，須知會本公司及聯交所的權益及淡倉如下：

股份及（就股票衍生工具而言）相關股份的好倉及淡倉總額

董事姓名	好倉／淡倉	權益性質	所持股份數目	所持相關股份（就購股權而言）數目 *（附註八）*	佔本公司已發行股本的概約百分比
José Manuel dos Santos	好倉	公司權益／全權信託的創辦人 *（附註一）*	293,388,000	—	47.80%
	好倉	個人 *（附註二）*	—	600,000	0.10%
	淡倉	公司權益 *（附註三）*	—	14,002,000	2.28%
嚴康	好倉	個人 *（附註四）*	7,357,500	900,000	1.35%
關鍵文	好倉	個人 *（附註五）*	12,262,500	900,000	2.14%
羅嘉雯	好倉	個人 *（附註六）*	2,452,500	900,000	0.55%
馮祈裕	好倉	個人 *（附註七）*	210,000	—	0.03%

附註：

(一) 於二〇〇五年三月三十一日，該等股份是以ERL的名義持有。ERL的全部已發行股本則由José Manuel dos Santos（作為Santos家族信託的信託人）全資擁有的公司LRL持有。

(二) José Manuel dos Santos的個人權益包括本公司授予其購股權有關的600,000股相關股份。上述權益由作為實益擁有人的José Manuel dos Santos持有。

(三) 購股權是獲本公司根據一項購股權計劃而授出。由於José Manuel dos Santos於二〇〇五年三月三十一日擁有本公司已發行股本中多於三份之一的權益，José Manuel dos Santos被視為於14,002,000股相關股份中擁有淡倉。

(四) 嚴康的個人權益包括7,357,500股股份及本公司授予其購股權有關的900,000股相關股份。上述權益由作為實益擁有人的嚴康持有。

(五) 關鍵文的個人權益包括12,262,500股股份及本公司授予其購股權有關的900,000股相關股份。上述權益由作為實益擁有人的關鍵文持有。

(六) 羅嘉雯的個人權益包括2,452,500股股份及本公司授予其購股權有關的900,000股相關股份。上述權益由作為實益擁有人的羅嘉雯持有。

(七) 馮祈裕的個人權益包括210,000股股份。上述權益由作為實益擁有人的馮祈裕持有。

(八) 於二〇〇五年一月一日，每位董事持有如上述的購股權數目。購股權在二〇〇三年六月三十日授出，可於二〇〇三年六月三十日至二〇〇六年六月二十九日按每股股份0.42港元行使。

主要股東於股份及相關股份中的權益及淡倉

於二〇〇五年三月三十一日，根據《證券及期貨條例》第三百三十六條記入該條規定存置的登記冊內於股份及相關股份的權益或淡倉的人士（不包括董事或行政總裁）如下：

股份及（就股票衍生工具而言）相關股份的好倉及淡倉總額

名稱	好倉／淡倉	權益性質	所持股份數目	所持相關股份（就購股權而言）數目	佔本公司已發行股本的概約百分比
ERL	好倉	公司權益（*附註一*）	293,388,000	–	47.80%
	淡倉	公司權益（*附註二*）	–	14,002,000	2.28%
LRL	好倉	公司權益（*附註一*）	293,388,000	–	47.80%
	淡倉	公司權益（*附註二*）	–	14,002,000	2.28%
李漢健	好倉	家屬權益	293,988,000	–	47.89%
（*附註三*）	淡倉	公司權益	–	14,002,000	2.28%

附註：

（一）於二〇〇五年三月三十一日，該等股份乃以ERL的名義持有，而ERL的全部已發行股本則由LRL持有。

（二）本公司根據購股權計劃授出購股權。由於ERL及LRL於二〇〇五年三月三十一日均於本公司逾三分之一的已發行股本中擁有權益，故彼等被視為於14,002,000股相關股份中擁有淡倉。

（三）李漢健（José Manuel dos Santos的配偶）被視為擁有José Manuel dos Santos全部股權的權益。

與控股股東特定履約有關的有契諾協議

貸款的本金額為15,000,000美元(約116,700,000港元),由愛達利控股分四期每期3,750,000美元(約29,175,000港元)每半年償還一次,即分別於二〇〇五年三月及九月,以及二〇〇六年三月及九月到期。第一期還款已於二〇〇五年三月支付,故二〇〇五年三月三十一日尚未償還的本金額為11,250,000美元(約87,525,000港元)。

貸款乃用作一般企業用途及一般營運資金。愛達利控股只可於協議日期起(包括該日)直至其後六個月止日期期間動用貸款。愛達利控股須於協議日期後十八個月的日期起,連續分四期以相同金額每半年支付一次的分期款項償還所動用的貸款。儘管上述列明,根據協議的所有未償還款額須於協議日期後三十六個月的日期償還。利率為倫敦銀行同業拆息加1.35厘。

根據《創業板上市規則》,倘本公司或其任何附屬公司所訂立的其他協議包括對任何控股股東施加特定履約責任的條件,而違反該責任將就貸款引致失責,而有關失責對本公司業務而言屬重大,本公司須作出披露。根據擔保及協議,本公司及愛達利控股向各貸款人承諾,彼等須各自確保:

(一) Santos家族信託的受託人(為控股股東)於任何時間均須直接或間接持有不少於本公司各類已發行具投票權股本35%作為其信託資產,而José Manuel dos Santos與本公司於二〇〇四年二月十日訂立的服務協議,未經代理行發出事先書面同意的情況下,並無予以修訂或終止;及

(二) 在未經貸款人,而當中參與者佔貸款逾$66^2/_3$%,或倘並無提供墊款或尚未償還,則指其承諾佔未動用承諾餘額逾$66^2/_3$%的貸款人發出事先書面同意(該項同意不得無理隱瞞反對或延遲)的情況下,Santos家族信託不得(無論以單一交易或多項相關或無關交易及無論同時或於某段期間內進行)自願出售其於本公司股權5%以上。

倘未能履行上述承諾,代理行可宣佈根據協議的所有債務即時到期償還。

此節乃應《創業板上市規則》第17.20條的規定而發表。

違反協議

下列擔保項下的財務契諾(其中包括)於刊發截至二○○四年十二月三十一日止十八個月的經審核賬目後被違反：

(一) 本公司於二○○四年十二月三十一日的綜合有形淨值少於與貸款人協定的380,000,000港元；

(二) 本公司於二○○四年十二月三十一日的綜合負債總額高於與貸款人協定的綜合有形淨值125%；

(三) 本公司於二○○四年十二月三十一日的綜合流動資產與綜合流動負債的比率低於與貸款人協定的1.6:1比率；及

(四) 根據截至二○○四年十二月三十一日十八個月的經審核賬目計算的股息與溢利的比率高於與貸款人協定的50%比率。

本公司現正與貸款人商討是否須於到期前償還貸款，又或能否為貸款再次安排融資。無論如何且在目前情況下，本公司將於等待有關商討結果之際，(與貸款人達成共識)，向代理行存入為數11,250,000美元(約87,525,000港元)的款項。

於二○○五年三月三十一日，本集團(不包括萬佳訊)的銀行結餘及現金約為147,721,000港元(5,000,000美元(約38,900,000港元)的特惠收益債券除外)，故即使向代理行存入有關款項或悉數償還貸款後，本集團的業務亦不會受到重大不利影響。

此節乃根據《創業板上市規則》第17.21條項下發表。

本公司將遵照《創業板上市規則》第17.23條的責任，並於引致第17.20條及第17.21條項下披露責任的情況持續出現時，於隨後的中期、季度及年度報告中作出披露。

競爭權益

董事或任何有權在本集團的股東大會上行使或控制行使5%或以上投票權，及實際上有能力指導或影響本公司管理層或一組人士概無擁有與本集團業務構成競爭或可能構成競爭的業務權益。

購買、出售或贖回證券

於三個月期間，本公司並無贖回任何股份。而本公司或其任何附屬公司概無於三個月期間購買或出售任何股份。

釋義

「代理行」	指	渣打銀行(香港)有限公司
「協議」	指	愛達利控股與貸款人就一項達15,000,000美元(約116,700,000港元)的定期貸款融資所訂立並於二〇〇三年九月二十六日起生效的貸款融資協議
「相聯法團」	指	(甲) 身為本公司附屬公司或控股公司的法團或為本公司控股公司的附屬公司的法團；或 (乙) 本公司於其股本內某類股份中擁有的權益超過該類已發行股份面值五份之一的法團，惟非本公司附屬公司

「行政總裁」	指	獲董事會直接授權，單獨或夥拍其他一位或多位人士負責或將負責本公司業務經營的人士
「本公司」	指	Vodatel Networks Holdings Limited(愛達利網絡控股有限公司*)
「控股股東」	指	任何有權於本公司股東大會上行使或控制行使30%(或根據香港法例第二十四章《證券及期貨事務監察委員會條例》第三條成立的證券及期貨事務監察委員會所批准《公司收購及合併守則》不時規定的有關數額，並根據《證券及期貨條例》(經不時修訂)第三條繼續存在而引致須提出強制性全面收購建議)或以上投票權或有權控制董事會大多數成員組成的人士或多位人士
「董事」	指	本公司的董事
「ERL」	指	Eve Resources Limited，於英屬處女群島註冊成立的有限公司
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「憲報指定報章」	指	香港政府政務司司長就香港法例第三十二章《公司條例》(經不時修訂)第七十一A條而發佈及刊登於憲報的報章名單不時指明的報章

* *僅供識別*

「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「創業板網頁」	指	聯交所為創業板設立的互聯網網頁
「本集團」	指	本公司及其附屬公司
「擔保」	指	本公司於二〇〇三年九月二十六日就愛達利控股根據協議的債務以貸款人為受益人而簽署的擔保及彌償保證契據
「港仙」	指	港仙，100港仙等於1港元
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區(不適用於香港聯合交易所有限公司)
「貸款人」	指	澳門商業銀行、中信嘉華銀行有限公司、中國工商銀行(亞洲)有限公司、德國北方銀行香港分行及代理行
「LRL」	指	Lois Resources Limited，於英屬處女群島註冊成立的有限公司
「澳門」	指	中國澳門特別行政區(不適用於澳門商業銀行)
「主板」	指	早於創業板建立之前已由聯交所營運並與創業板一同由聯交所營運的股票市場(不包括期權市場)。為釋疑起見，主板不包括創業板

「中國內地」	指	中國(香港、澳門和台灣地區除外)
「股東」	指	股份不時的正式登記持有人
「萬佳訊」	指	MegaInfo Holdings Limited(萬佳訊控股有限公司*),於百慕大註冊成立的有限公司,為本公司的間接附屬公司,其股本中每股面值0.01港元的股份於創業板上市
「中國」	指	中華人民共和國(不適用於中國工商銀行(亞洲)有限公司)
「Santos家族信託」	指	José Manuel dos Santos的家族成員為信託受益人的現有信託,其資產包括本公司已發行股本47.80%的控股股權
「《證券及期貨條例》」	指	香港法例第五百七十一章《證券及期貨條例》(經不時修訂)
「股份」	指	本公司股本中每股面值0.10港元的股份
「西班牙」	指	西班牙王國
「主要股東」	指	就公司而言,指有權於本公司任何股東大會上行使或控制行使10%或以上投票權的人士
「歐洲公司」	指	Teleconcept-Multimedia N.V.,於荷蘭註冊成立的有限公司,為本公司的間接附屬公司
「荷蘭」	指	荷蘭王國
「三個月期間」	指	截至二〇〇五年三月三十一日止三個月

* *僅供識別*

「美元」	指	美利堅合眾國法定貨幣美元
「愛達利控股」	指	Vodatel Holdings Limited，於英屬處女群島註冊成立的有限公司，為本公司的直接全資附屬公司

承董事會命
主席
José Manuel dos Santos

香港，二〇〇五年五月十二日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

CHARACTERISTICS OF GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Exchange. Listed companies are not generally required to issue paid announcements in Gazetted Newspapers. Accordingly, prospective investors should note that they need to have access to the GEM Website in order to obtain up-to-date information on GEM-listed issuers.

BUSINESS AND FINANCIAL HIGHLIGHTS FOR THE THREE-MONTH PERIOD

- Turnover for the Three-Month Period amounted to HK$80,561,000 with a net loss of HK$5,110,000
- Business from Mainland China remained stagnant due to difficult market conditions and effect of the Chinese New Year
- Business prospects from Macao remained strong with orders on hand as at the date of this announcement exceeding HK$100,000,000
- Improved performance at TCM with net loss narrowing to HK$897,000
- The Board does not recommend payment of a dividend for the Three-Month Period

FIRST QUARTER RESULTS

The Board is pleased to present the unaudited consolidated results of the Group for the Three-Month Period as follows:

	Note	**Three-Month Period 2005 (Unaudited)** HK$'000	**Three months ended 31st March, 2004 (Unaudited)** HK$'000
Turnover		80,561	119,847
Cost of sales		(59,889)	(102,433)
Gross profit		20,672	17,414
Other revenues		2,808	2,304
Selling and administrative expenses		(27,658)	(17,846)
Operating (loss)/profit		(4,178)	1,872
Deemed disposal gain from separate listing of MIHL		—	10,769
Finance costs		(1,794)	(17)
Share of (losses)/profits of associated companies		(127)	237
(Loss)/profit before taxation		(6,099)	12,861
Taxation	1	—	(330)
(Loss)/profit after taxation		(6,099)	12,531
Minority interests		989	650
(Loss)/profit attributable to Members		(5,110)	13,181
Dividends		—	—
(Loss)/earnings per Share (HK cents)			
- Basic	2	(0.83)	2.1
- Diluted	2	Not applicable	2.1

NOTES:

1. **Taxation**

Hong Kong profits tax had been provided at the rate of 17.5% on the estimated assessable profit for the Three-Month Period. Taxation on overseas profit had been calculated on the estimated assessable profit for the Three-Month Period at the rates of taxation prevailing in the regions in which the Group operated.

2. **(Loss)/earnings per Share**

The calculation of basic loss per Share was based on the loss attributable to Members of HK$5,110,000 (three months ended 31st March, 2004: profit of HK$13,181,000) and the weighted average of 613,819,000 Shares (three months ended 31st March, 2004: 613,819,000 Shares) in issue during the Three-Month Period.

No diluted earnings per Share for the Three-Month Period was presented as the exercise of the outstanding share options of the Company would have an anti-dilutive effect. The weighted average of 618,682,000 Shares for the three months ended 31st March, 2004 included all share options and convertible bonds outstanding, except for share options and convertible bonds having anti-dilutive effect, on the assumptions that all share options and convertible bonds had been converted.

3. **Reserves**

	Share premium HK$'000	**Capital redemption reserve** HK$'000	**Investment revaluation reserve** HK$'000	**Merger reserve** HK$'000	**Exchange reserve** HK$'000	**Statutory reserve** HK$'000	**Accumulated losses** HK$'000	**Total** HK$'000
As at 1st January, 2005	97,676	702	5,315	35,549	3,034	49	(30,994)	111,331
Surplus on revaluation of non-trading securities	—	—	342	—	—	—	—	342
Exchange differences arising on translation of the accounts of foreign subsidiaries and associated companies	—	—	—	—	(2,139)	—	—	(2,139)
Loss attributable to Members	—	—	—	—	—	—	(5,110)	(5,110)
As at 31st March, 2005	97,676	702	5,657	35,549	895	49	(36,104)	104,424

	Share premium HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Merger reserve HK$'000	Exchange reserve HK$'000	Statutory reserve HK$'000	Retained earnings HK$'000	Total HK$'000
As at 1st January, 2004	97,676	702	4,182	37,483	59	49	146,055	286,206
Group reorganisation	—	—	—	3,550	—	—	—	3,550
Profit attributable to Members	—	—	—	—	—	—	13,181	13,181
Eighteen-month period ended 31st December, 2004 interim dividend paid	—	—	—	—	—	—	(3,069)	(3,069)
As at 31st March, 2004	97,676	702	4,182	41,033	59	49	156,167	299,868

BUSINESS REVIEW

Operating result for the construction of data network infrastructure in Mainland China continued to be affected by the challenging business environment, coupled with slower activities due to Chinese New Year. Projects completed during the Three-Month Period included contracts awarded by Shanghai China Netcom, Anhui China Telecom, an electricity bureau in Beijing and a Government bureau in the Zhejiang Province. Although the Group witnessed a gradual improvement in the overall operating environment of data network infrastructure in Mainland China, management anticipated the transformation of such improvement to business opportunities would emerge at a slower pace. Nevertheless, management will keep abreast of the changes to the operating environment and will realign our resources accordingly. Cost control over the operations in Mainland China continued.

Though the market in Mainland China remained challenging, robust economic activities in Macao continued to offer promising business prospects for the Group. As at the date of this announcement, orders on hand relating to projects in Macao exceed HK$100,000,000, with completion dates of these projects expected to take place before end of 2005. In addition to those projects already secured, the local market continued to offer numerous business opportunities as gaming operators, including the Venetian Cotai Limited, Galaxy Casino S.A. and Wynn-Resorts, gradually commenced the tendering process for their gaming sites in the areas of structured cabling, networking, surveillance solutions, security radio systems and local area networking. To ensure that quality of work will not be compromised, the Group will carefully evaluate each of the business opportunities available and select to tender for those projects that are in line with internal resources and carried higher margins and better payment terms.

In respect to business prospects of TCM, in Spain, leveraging on the established market experience and strong technical capabilities, the Group have secured a project to act as the service and technical provider in a marketing campaign launched in Spain with a worldwide reputable soft drink company by developing the application and engaging in data base management. In addition, with positive responses from the trail of a tone-related service, TCM is currently in the process of improving the service by improving the quality and rhythms of different sound versions. In the Netherlands, TCM has also launched a lottery inquiry service and in the Federal Republic of Germany, TCM has expanded its chatting services on its existing platform to include SMS live chat services. Going forward, to further leverage on the success of any application or service, TCM will explore the possibility to cross sell and customise successful applications and services to other geographical locations.

FINANCIAL REVIEW

During the Three-Month Period, with slower business activities from Mainland China due to both market conditions and Chinese New Year and projects in Macao still under installation phases, total turnover derived from the Group amounted to HK$80,561,000. Although total turnover for the Three-Month Period represented a decrease of 32.78% over the same corresponding period during 2004, gross profit increased by 18.71% to reach HK$20,672,000. Lower margins from projects in Macao have been compensated by higher margins from projects in Mainland China and business in the provision of interactive voice response services and SMS, thus effectuating overall gross profit margin of the Group to improve from 14.53% to 25.66%.

With the consolidation of operating results of both MIHL and TCM, selling and administrative expenses increased from HK$17,846,000 to HK$27,658,000 during the Three-Month Period. The Group reported a net loss of HK$5,110,000 as compared to a net profit of HK$13,181,000 for the same corresponding period during 2004, the latter of which has been attributable primarily to the recognition of a deemed disposal gain of HK$10,769,000 from the separate listing of MIHL. Included in the net loss reported during the Three-Month Period, HK$1,879,000 and HK$897,000 have been ascribed to MIHL and TCM respectively with loss attributable to the core business of the Group amounted to HK$2,334,000.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATIONS

As at 31st March, 2005, the relevant interests and short positions of the Directors or Chief Executive in the Shares, underlying Shares and debentures of the Company or its Associated Corporations which will be required to be notified to the Company and the Exchange pursuant to divisions 7 and 8 or Part XV of the SFO (including interests and short positions which he took or deemed to have taken under such provisions of the SFO) or required pursuant to section 352 of the SFO, to be entered in the register referred to therein or required, pursuant to rules 5.46 to 5.68 of the GEM Listing Rules relating to securities transactions by the Directors to be notified to the Company and the Exchange were as follows:

Aggregate long and short positions in the Shares and (in respect of equity derivatives) underlying Shares

Name of Director	Long position/ short position	Nature of interest	Number of Shares held	Number of underlying Shares (in respect of share options) held (Note 8)	Approximate % of the issued share capital of the Company
José Manuel dos Santos	Long position	Corporate interest/founder of a discretionary trust (Note 1)	293,388,000	—	47.80%
	Long position	Personal (Note 2)	—	600,000	0.10%
	Short position	Corporate interest (Note 3)	—	14,002,000	2.28%
Yim Hong	Long position	Personal (Note 4)	7,357,500	900,000	1.35%
Kuan Kin Man	Long position	Personal (Note 5)	12,262,500	900,000	2.14%
Monica Maria Nunes	Long position	Personal (Note 6)	2,452,500	900,000	0.55%
Fung Kee Yue Roger	Long position	Personal (Note 7)	210,000	—	0.03%

Notes:

(1) As at 31st March, 2005, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL, a company wholly-owned by José Manuel dos Santos as trustee of Santos' Family Trust.

(2) The personal interest of José Manuel dos Santos comprised 600,000 underlying Shares in respect of share options granted to him by the Company. The aforesaid interest was held by José Manuel dos Santos as beneficial owner.

(3) Options were granted by the Company under a share option scheme. Since José Manuel dos Santos was interested in more than one-third of the issued share capital of the Company at 31st March, 2005, he was deemed to have a short position in 14,002,000 underlying Shares.

(4) The personal interest of Yim Hong comprised 7,357,500 Shares and 900,000 underlying Shares in respect of share options granted to him by the Company. The aforesaid interest was held by Yim Hong as beneficial owner.

(5) The personal interest of Kuan Kin Man comprised 12,262,500 Shares and 900,000 underlying Shares in respect of share options granted to him by the Company. The aforesaid interest was held by Kuan Kin Man as beneficial owner.

(6) The personal interest of Monica Maria Nunes comprised 2,452,500 Shares and 900,000 underlying Shares in respect of share options granted to her by the Company. The aforesaid interest was held by Monica Maria Nunes as beneficial owner.

(7) The personal interest of Fung Kee Yue Roger comprised 210,000 Shares. The aforesaid interest was held by Fung Kee Yue Roger as beneficial owner.

(8) Each of the Directors held the same number of share options shown as at 1st January, 2005. The share options were granted on 30th June, 2003 and exercisable from 30th June, 2003 to 29th June, 2006 at HK$0.42 per Share.

SUBSTANTIAL SHAREHOLDERS' INTEREST AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES

As at 31st March, 2005, the following persons (other than a Director or Chief Executive) had interests or short positions in the Shares and underlying Shares which were recorded in the register required to be kept under section 336 of the SFO:

Aggregate long and short positions in the Shares and (in respect of equity derivatives) underlying Shares

Name	Long position/ short position	Nature of interest	Number of Shares held	Number of underlying Shares (in respect of share options) held	Approximate % of the issued share capital of the Company
ERL	Long position	Corporate interest (Note 1)	293,388,000	—	47.80%
	Short position	Corporate interest (Note 2)	—	14,002,000	2.28%
LRL	Long position	Corporate interest (Note 1)	293,388,000	—	47.80%
	Short position	Corporate interest (Note 2)	—	14,002,000	2.28%
Lei Hon Kin (Note 3)	Long position	Family interest	293,988,000	—	47.89%
	Short position	Corporate interest	—	14,002,000	2.28%

Notes:

(1) As at 31st March, 2005, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL.

(2) Options were granted by the Company under a share option scheme. Since both ERL and LRL were interested in more than one-third of the issued share capital of the Company as at 31st March, 2005, they were deemed to have a short position in 14,002,000 underlying Shares.

(3) Lei Hon Kin, the spouse of José Manuel dos Santos, was deemed to be interested in all the interests of José Manuel dos Santos.

THE AGREEMENT WITH COVENANTS RELATING TO SPECIFIC PERFORMANCE BY CONTROLLING SHAREHOLDERS

The loan of a principal amount of US$15,000,000 (approximately HK$116,700,000) is to be repaid by VHL in four equal half-yearly instalments of US$3,750,000 (approximately HK$29,175,000), due in March and September, 2005 and March and September, 2006 respectively. The first repayment was paid in March, 2005 and so the outstanding principal amount as at 31st March, 2005 was US$11,250,000 (approximately HK$87,525,000).

The purpose of the loan is for general corporate purposes and for general working capital. VHL may only drawdown the loan between the period commencing on and including the date of the Agreement and ending on the date six months thereafter. VHL shall repay the loan drawn down by four consecutive equal semi-annual instalments commencing on the date eighteen months after the date of the Agreement. Notwithstanding the above, all outstanding amount under the Agreement shall be repaid on the date thirty-six months after the date of the Agreement. The interest rate is London interbank offered rate plus 1.35%.

Under the GEM Listing Rules, the Company is required to make a disclosure where the Company or any of its subsidiaries enters into other agreements that include a condition imposing specific performance obligations on any Controlling Shareholder and breach of such obligation will cause a default in respect of the loan that is significant to the operations of the Company. Under the Guarantee and the Agreement, the Company and VHL undertake with each of the Lenders that each of them shall procure that:

(i) the trustee of Santos' Family Trust (being the Controlling Shareholder) shall at all times have as its trust assets, directly or indirectly, not less than 35% of each class of the issued voting share capital in the Company and that the service agreement between José Manuel dos Santos and the Company dated 10th February, 2004 is not amended or terminated without the prior written consent of the Agent; and

(ii) the Santos' Family Trust shall not (whether by a single transaction or a number of related or unrelated transactions and whether at the same time or over a period of time) voluntarily dispose of more than 5% of its shareholdings in the Company without the prior written consent of the Lenders, the aggregate of whose participants exceeds 66⅔% of the loan or if no advances have been made or are outstanding the aggregate of whose commitment exceed 66⅔% of the undrawn balance of the commitment (such consent not to be unreasonably withheld or delayed).

In default of the above undertaking, the Agent may declare all obligations under the Agreement to be immediately due and payable.

This section is made pursuant to rule 17.20 of the GEM Listing Rules.

BREACH OF THE AGREEMENT

The following financial covenants under the Guarantee were, inter alia, breached upon publication of the audited accounts for the eighteen-months ended 31st December, 2004:

(i) the consolidated tangible net worth of the Company as at 31st December, 2004 was less than HK$380,000,000 as agreed with the Lenders;

(ii) the total consolidated liabilities of the Company as at 31st December, 2004 was higher than 125% of the consolidated tangible net worth agreed with the Lenders;

(iii) the ratio of consolidated current assets of the Company to its consolidated current liabilities as at 31st December, 2004 was lower than the ratio of 1.6:1 as agreed with the Lenders; and

(iv) the ratio of dividend payout to the profits according to the audited accounts for the eighteen-months ended 31st December, 2004 was higher than the ratio of 50% as agreed with the Lenders.

The Company is in discussion with the Lenders as to whether the loan should be repaid prior to its term or if it could be refinanced. In any event and for the time being, the Company will, with the consensus of the Lenders, deposit an amount of US$11,250,000 (approximately HK$87,525,000) with the Agent pending the outcome of such discussions.

As at 31st March, 2005, the Group (excluding MIHL) had bank balances and cash of approximately HK$147,721,000 (excluding a US$5,000,000 (approximately HK$38,900,000) yield-enhanced bond) so that even after making the deposit to the Agent or making full repayment, the operations of the Group would not be materially and adversely affected.

This section is made pursuant to rule 17.21 of the GEM Listing Rules.

The Company will comply with its obligations under rule 17.23 of the GEM Listing Rules and make disclosure in its subsequent half-year, quarterly and annual reports for as long as the circumstances giving use to the disclosure obligations under rules 17.20 and 17.21 continue to exist.

COMPETING INTERESTS

None of the Directors or any person who is (or group of persons who together are) entitled to exercise or control the exercise of 5% or more of the voting power at general meeting of the Group and which is (or are) able as a practical matter, to direct or influence the management of the Company has an interest in a business, which competes or may compete with the business of the Group.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

The Company has not redeemed any of the Shares during the Three-Month Period. Neither the Company nor any or its subsidiaries has purchased or sold any of the Shares during the Three-Month Period.

DEFINITIONS

"Agent"	Standard Chartered Bank (Hong Kong) Limited
"Agreement"	the loan facility agreement effective on 26th September, 2003 entered into between VHL and the Lenders referring to the US$15,000,000 (approximately HK$116,700,000) term loan facility
"Associated Corporation(s)"	corporation(s): (a) which are subsidiaries or holding companies of the Company or subsidiaries of the holding company of the Company; or (b) (not being subsidiaries of the Company) in which the Company has an interest in the shares of a class comprised in its share capital exceeding in nominal value one-fifth of the nominal value of the issued share of that class
"Board"	the board of the Directors
"BVI"	the British Virgin Islands
"Chief Executive"	a person who either alone or together with one or more other persons is or will be responsible under the immediate authority of the Board for the conduct of the business of the Company
"Company"	Vodatel Networks Holdings Limited

"Controlling Shareholder"	any person who is or group of persons who are together entitled to exercise or control the exercise of 30% (or such other amount as may from time to time be specified in the Code on Takeovers and Mergers approved by the Securities and Futures Commission, established under section 3 of the Securities and Futures Commission Ordinance (Cap. 24 of the Laws of Hong Kong) and continuing in existence under section 3 of the SFO, as amended from time to time, as being the level for triggering a mandatory general offer) or more of the voting power at general meetings of the Company or who is or are in a position to control the composition of a majority of the Board
"Director(s)"	the director(s) of the Company
"ERL"	Eve Resources Limited, a company incorporated in BVI with limited liability
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"Gazetted Newspapers"	those newspapers which are, from time to time, specified in the list of newspapers issued and published in the Gazette for the purposes of section 71A of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) as amended from time to time by the Chief Secretary of the Government of Hong Kong
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM, made by the Exchange from time to time
"GEM Website"	the internet website operated by the Exchange for the purposes of GEM
"Group"	the Company and its subsidiaries
"Guarantee"	the deed of guarantee and indemnity executed by the Company in favour of the Lenders on 26th September, 2003 in respect of the obligations of VHL under the Agreement
"HK cents"	Hong Kong cents, where 100 HK cents equal HK$1
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited)

"Lenders"	Banco Comercial de Macau S.A., CITIC Ka Wah Bank Limited, Industrial and Commercial Bank of China (Asia) Limited, HSH Nordbank AG, Hong Kong Branch and the Agent
"LRL"	Lois Resources Limited, a company incorporated in BVI with limited liability
"Macao"	the Macao Special Administrative Region of the PRC
"Main Board"	the stock market operated by the Exchange prior to the establishment of GEM (excluding the options market) and which stock market continues to be operated by the Exchange in parallel with GEM. For the avoidance of doubt, the Main Board excludes GEM
"Mainland China"	the PRC, other than the regions of Hong Kong, Macao and Taiwan
"Member(s)"	duly registered holder(s) from time to time of the Shares
"MIHL"	MegaInfo Holdings Limited, incorporated in Bermuda with limited liability, an indirectly owned subsidiary of the Company and whose shares of HK$0.01 each in its capital are listed on GEM
"PRC"	The People's Republic of China
"Santos' Family Trust"	the existing trust whereby the family members of José Manuel dos Santos are the discretionary objects and which assets include a controlling stake of 47.80% of the issued share capital of the Company
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) as amended from time to time
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"SMS"	short message services
"Spain"	The Kingdom of Spain
"Substantial Shareholder"	in relation to a company means a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company
"TCM"	Teleconcept-Multimedia N.V., incorporated in the Netherlands with limited liability and an indirectly owned subsidiary of the Company

"The Netherlands"	The Kingdom of the Netherlands
"Three-Month Period"	the three months ended 31st March, 2005
"US$"	United States Dollar, the lawful currency of the United States of America
"VHL"	Vodatel Holdings Limited, incorporated in BVI with limited liability and a direct wholly-owned subsidiary of the Company

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 12th May, 2005

Executive Directors:
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors:
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this announcement misleading; and 3. all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the GEM Website for at least seven days from the date of publication and on www.vodatelsys.com.

* *For identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

（在百慕大註冊成立的有限公司）

股份代號：八〇三三

創業板的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司無須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他老練投資者。

由於創業板上市的公司新興的性質所然，在創業板買賣的證券可能會較於主板買賣之證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網頁刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人的最新資料。

三個月期間的業務及財務摘要

- 於三個月期間營業額達80,561,000港元，虧損淨額為5,110,000港元
- 市場環境艱難，加上受到春節影響，令中國內地的業務持續呆滯
- 澳門業務的發展前景依然強勁，於本文件刊發日期手頭訂單逾100,000,000港元
- 歐洲公司業績有所改善，虧損淨額縮減至897,000港元
- 董事會不建議就三個月期間派付股息

第一季業績

董事會欣然提呈本集團三個月期間的未經審核綜合業績如下：

	附註	三個月期間 (未經審核) 千港元	截至 二○○四年 三月三十一日 止三個月 (未經審核) 千港元
營業額		80,561	119,847
銷售成本		(59,889)	(102,433)
毛利		20,672	17,414
其他收益		2,808	2,304
銷售及行政開支		(27,658)	(17,846)
經營(虧損)／溢利		(4,178)	1,872
萬佳訊獨立上市的視作出售收益		–	10,769
財務成本		(1,794)	(17)
應佔聯營公司(虧損)／溢利		(127)	237
除税前(虧損)／溢利		(6,099)	12,861
税項	1	–	(330)
除税後(虧損)／溢利		(6,099)	12,531
少數股東權益		989	650
股東應佔(虧損)／溢利		(5,110)	13,181
股息		–	–
每股(虧損)／盈利(港仙)			
—基本	2	(0.83)	2.1
—攤薄	2	不適用	2.1

附註：

1. **稅項**

三個月期間的估計應課稅溢利按17.5%的稅率撥備香港利得稅。海外溢利稅項按三個月期間的估計應課稅溢利按本集團經營業務地區的適用稅率計算。

2. **每股(虧損)／盈利**

每股基本虧損是按股東應佔虧損5,110,000港元(截至二〇〇四年三月三十一日止三個月：溢利13,181,000港元)及三個月期間的已發行股份的加權平均數613,819,000股(截至二〇〇四年三月三十一日止三個月：613,819,000股)計算。

由於行使本公司未行使的購股權具有反攤薄作用，故並無呈列三個月期間每股股份攤薄盈利。截至二〇〇四年三月三十一日止三個月的加權平均數618,682,000股股份包括所有未行使購股權及可換股債券(具反攤薄作用的購股權及可換股債券除外)，並假設所有購股權及可換股債券已經轉換。

3. **儲備**

	股份溢價	資本贖回儲備	投資重估儲備	合併儲備	外滙儲備	法定儲備	累計虧損	合共
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二〇〇五年一月一日	97,676	702	5,315	35,549	3,034	49	(30,994)	111,331
重估非買賣證券盈餘	–	–	342	–	–	–	–	342
海外附屬公司及聯營公司折算賬目產生的差額	–	–	–	–	(2,139)	–	–	(2,139)
股東應佔虧損	–	–	–	–	–	–	(5,110)	(5,110)
於二〇〇五年三月三十一日	97,676	702	5,657	35,549	895	49	(36,104)	104,424
於二〇〇四年一月一日	97,676	702	4,182	37,483	59	49	146,055	286,206
集團重組	–	–	–	3,550	–	–	–	3,550
股東應佔溢利	–	–	–	–	–	–	13,181	13,181
截至二〇〇四年十二月三十一日止十八個月期間已付中期股息	–	–	–	–	–	–	(3,069)	(3,069)
於二〇〇四年三月三十一日	97,676	702	4,182	41,033	59	49	156,167	299,868

業務回顧

由於經營環境困難，加上春節期間業務放緩，持續影響在中國內地興建數據網絡基礎設施的經營業績。於三個月期間完成的項目，包括由上海中國網通、安徽中國電信、北京電力機關及浙江省政府部門批授的合約。整體而言，儘管本集團於中國內地數據網絡基礎設施的經營環境已逐漸好轉，但管理層預計有關環境好轉，不會即時帶來商機。無論如何，管理層將會一直緊隨經營環境的變化，並相應重新調配資源。本集團亦會繼續對中國內地業務實施成本控制。

雖然中國內地市場仍然充滿挑戰，但澳門的經營發展蓬勃興旺，本集團業務前景依然一片光明。於本文件刊登日期，澳門相關項目的手頭訂單逾100,000,000港元，而這些項目預期將於二○○五年底前完成。除了已取得的項目外，當地市場亦繼續為威尼斯人路氹股份有限公司、銀河娛樂場股份有限公司及Wynn-Resorts等博彩經營商帶來龐大商機，就娛樂場的結構電纜、網絡、監視解決方案、無線電保安系統以及本地地區網絡等方面，有關經營商已逐步展開招標程序。為使工程質素有所保證，本集團會謹慎評估各項業務機會，並選擇競投符合內部資源、邊際溢利較高和付款條件較佳的項目。

歐洲公司的業務前景方面，憑藉多年來的市場經驗，配合強大的技術實力，本集團已取得一份項目，於西班牙為一間世界知名飲料公司展開市場推廣活動擔任服務和技術供應商，負責開發應用程序和參與數據庫管理。此外，由於鈴聲相關服務反應理想，歐洲公司現正改善不同鈴聲的質素和旋律，進而改善服務。歐洲公司亦已在荷蘭推出彩票查詢服務，另外在德意志聯邦共和國，歐洲公司於現有平台上將聊天服務擴展至即時聊天短訊服務。展望未來，為進一步利用各項應用程序或服務的成績，歐洲公司將會研究在其他地區相互銷售及度身設計應用程序和服務的可能性。

財務回顧

於三個月期間，由於市場環境和適逢春節的緣故，中國內地的業務有所放緩，加上澳門項目仍在安裝階段，因此本集團的總營業額為80,561,000港元。三個月期間的總營業額較二○○四年同期下跌32.78%，而毛利則上升至20,672,000港元，增幅為18.71%。澳門項目的邊際溢利較低，但能夠透過中國內地的項目以及提供互動語音回覆系統服務和短訊服務等高邊際溢利項目補償，令本集團整體邊際毛利由14.53%上升至25.66%。

經綜合萬佳訊及歐洲公司的經營業績後，於三個月期間的銷售及行政開支由17,846,000港元上升至27,658,000港元。本集團錄得虧損淨額5,110,000港元，二○○四年同期則錄得純利13,181,000港元，後者主要來自確認萬佳訊獨立上市的視作出售收益10,769,000港元。於三個月期間錄得的虧損淨額當中，萬佳訊和歐洲公司的虧損額分別為1,879,000港元及897,000港元，而本集團核心業務應佔虧損為2,334,000港元。

董事於本公司或任何相聯法團的股份、相關股份及債券中的權益及淡倉

於二〇〇五年三月三十一日，董事或行政總裁於本公司或其相聯法團的股份、相關股份及債券中，擁有根據《證券及期貨條例》第十五部第七及第八分部，須知會本公司及聯交所的有關權益及淡倉（包括根據《證券及期貨條例》的該等條文，彼被當作或視作擁有的權益及淡倉），或根據《證券及期貨條例》第三百五十二條，須載入該條例所述股東名冊的權益及淡倉，或根據《創業板上市規則》第5.46至5.68條有關董事進行的證券交易，須知會本公司及聯交所的權益及淡倉如下：

股份及（就股票衍生工具而言）相關股份的好倉及淡倉總額

董事姓名	好倉／淡倉	權益性質	所持股份數目	所持相關股份（就購股權而言）數目（附註八）	佔本公司已發行股本的概約百分比
José Manuel dos Santos	好倉	公司權益／全權信託的創辦人（附註一）	293,388,000	−	47.80%
	好倉	個人（附註二）	−	600,000	0.10%
	淡倉	公司權益（附註三）	−	14,002,000	2.28%
嚴康	好倉	個人（附註四）	7,357,500	900,000	1.35%
關鍵文	好倉	個人（附註五）	12,262,500	900,000	2.14%
羅嘉雯	好倉	個人（附註六）	2,452,500	900,000	0.55%
馮祈裕	好倉	個人（附註七）	210,000	−	0.03%

附註：

（一） 於二〇〇五年三月三十一日，該等股份是以ERL的名義持有。ERL的全部已發行股本則由José Manuel dos Santos（作為Santos家族信託的信託人）全資擁有的公司LRL持有。

（二） José Manuel dos Santos的個人權益包括本公司授予其購股權有關的600,000股相關股份。上述權益由作為實益擁有人的José Manuel dos Santos持有。

（三） 購股權是獲本公司根據一項購股權計劃而授出。由於José Manuel dos Santos於二〇〇五年三月三十一日擁有本公司已發行股本中多於三份之一的權益，José Manuel dos Santos被視為於14,002,000股相關股份中擁有淡倉。

（四） 嚴康的個人權益包括7,357,500股股份及本公司授予其購股權有關的900,000股相關股份。上述權益由作為實益擁有人的嚴康持有。

(五) 關鍵文的個人權益包括12,262,500股股份及本公司授予其購股權有關的900,000股相關股份。上述權益由作為實益擁有人的關鍵文持有。

(六) 羅嘉雯的個人權益包括2,452,500股股份及本公司授予其購股權有關的900,000股相關股份。上述權益由作為實益擁有人的羅嘉雯持有。

(七) 馮祈裕的個人權益包括210,000股股份。上述權益由作為實益擁有人的馮祈裕持有。

(八) 於二〇〇五年一月一日，每位董事持有如上述的購股權數目。購股權在二〇〇三年六月三十日授出，可於二〇〇三年六月三十日至二〇〇六年六月二十九日按每股股份0.42港元行使。

主要股東於股份及相關股份中的權益及淡倉

於二〇〇五年三月三十一日，根據《證券及期貨條例》第三百三十六條記入該條規定存置的登記冊內於股份及相關股份的權益或淡倉的人士(不包括董事或行政總裁)如下：

股份及(就股票衍生工具而言)相關股份的好倉及淡倉總額

名稱	好倉／淡倉	權益性質	所持股份數目	所持相關股份(就購股權而言)數目	佔本公司已發行股本的概約百分比
ERL	好倉	公司權益(附註一)	293,388,000	—	47.80%
	淡倉	公司權益(附註二)	—	14,002,000	2.28%
LRL	好倉	公司權益(附註一)	293,388,000	—	47.80%
	淡倉	公司權益(附註二)	—	14,002,000	2.28%
李漢健	好倉	家屬權益	293,988,000	—	47.89%
(附註三)	淡倉	公司權益	—	14,002,000	2.28%

附註：

(一) 於二〇〇五年三月三十一日，該等股份乃以ERL的名義持有，而ERL的全部已發行股本則由LRL持有。

(二) 本公司根據購股權計劃授出購股權。由於ERL及LRL於二〇〇五年三月三十一日均於本公司逾三分之一的已發行股本中擁有權益，故彼等被視為於14,002,000股相關股份中擁有淡倉。

(三) 李漢健(José Manuel dos Santos的配偶)被視為擁有José Manuel dos Santos全部股權的權益。

與控股股東特定履約有關的有契諾協議

貸款的本金額為15,000,000美元(約116,700,000港元),由愛達利控股分四期每期3,750,000美元(約29,175,000港元)每半年償還一次,即分別於二〇〇五年三月及九月,以及二〇〇六年三月及九月到期。第一期還款已於二〇〇五年三月支付,故二〇〇五年三月三十一日尚未償還的本金額為11,250,000美元(約87,525,000港元)。

貸款乃用作一般企業用途及一般營運資金。愛達利控股只可於協議日期起(包括該日)直至其後六個月止日期期間動用貸款。愛達利控股須於協議日期後十八個月的日期起,連續分四期以相同金額每半年支付一次的分期款項償還所動用的貸款。儘管上述列明,根據協議的所有未償還款額須於協議日期後三十六個月的日期償還。利率為倫敦銀行同業拆息加1.35厘。

根據《創業板上市規則》,倘本公司或其任何附屬公司所訂立的其他協議包括對任何控股股東施加特定履約責任的條件,而違反該責任將就貸款引致失責,而有關失責對本公司業務而言屬重大,本公司須作出披露。根據擔保及協議,本公司及愛達利控股向各貸款人承諾,彼等須各自確保:

(一) Santos家族信託的受託人(為控股股東)於任何時間均須直接或間接持有不少於本公司各類已發行具投票權股本35%作為其信託資產,而José Manuel dos Santos與本公司於二〇〇四年二月十日訂立的服務協議,未經代理行發出事先書面同意的情況下,並無予以修訂或終止;及

(二) 在未經貸款人,而當中參與者佔貸款逾$66^2/_3$%,或倘並無提供墊款或尚未償還,則指其承諾佔未動用承諾餘額逾$66^2/_3$%的貸款人發出事先書面同意(該項同意不得無理隱瞞反對或延遲)的情況下,Santos家族信託不得(無論以單一交易或多項相關或無關交易及無論同時或於某段期間內進行)自願出售其於本公司股權5%以上。

倘未能履行上述承諾,代理行可宣佈根據協議的所有債務即時到期償還。

此節乃應《創業板上市規則》第17.20條的規定而發表。

違反協議

下列擔保項下的財務契諾(其中包括)於刊發截至二○○四年十二月三十一日止十八個月的經審核賬目後被違反：

(一) 本公司於二○○四年十二月三十一日的綜合有形淨值少於與貸款人協定的380,000,000港元；

(二) 本公司於二○○四年十二月三十一日的綜合負債總額高於與貸款人協定的綜合有形淨值125%；

(三) 本公司於二○○四年十二月三十一日的綜合流動資產與綜合流動負債的比率低於與貸款人協定的1.6:1比率；及

(四) 根據截至二○○四年十二月三十一日十八個月的經審核賬目計算的股息與溢利的比率高於與貸款人協定的50%比率。

本公司現正與貸款人商討是否須於到期前償還貸款，又或能否為貸款再次安排融資。無論如何且在目前情況下，本公司將於等待有關商討結果之際，(與貸款人達成共識)，向代理行存入為數11,250,000美元(約87,525,000港元)的款項。

於二○○五年三月三十一日，本集團(不包括萬佳訊)的銀行結餘及現金約為147,721,000港元(5,000,000美元(約38,900,000港元)的特惠收益債券除外)，故即使向代理行存入有關款項或悉數償還貸款後，本集團的業務亦不會受到重大不利影響。

此節乃根據《創業板上市規則》第17.21條項下發表。

本公司將遵照《創業板上市規則》第17.23條的責任，並於引致第17.20條及第17.21條項下披露責任的情況持續出現時，於隨後的中期、季度及年度報告中作出披露。

競爭權益

董事或任何有權在本集團的股東大會上行使或控制行使5%或以上投票權，及實際上有能力指導或影響本公司管理層或一組人士概無擁有與本集團業務構成競爭或可能構成競爭的業務權益。

購買、出售或贖回證券

於三個月期間，本公司並無贖回任何股份。而本公司或其任何附屬公司概無於三個月期間購買或出售任何股份。

釋義

「代理行」	指	渣打銀行(香港)有限公司
「協議」	指	愛達利控股與貸款人就一項達15,000,000美元(約116,700,000港元)的定期貸款融資所訂立並於二〇〇三年九月二十六日起生效的貸款融資協議
「相聯法團」	指	(甲)身為本公司附屬公司或控股公司的法團或為本公司控股公司的附屬公司的法團；或 (乙)本公司於其股本內某類股份中擁有的權益超過該類已發行股份面值五份之一的法團，惟非本公司附屬公司
「行政總裁」	指	獲董事會直接授權，單獨或夥拍其他一位或多位人士負責或將負責本公司業務經營的人士
「本公司」	指	Vodatel Networks Holdings Limited(愛達利網絡控股有限公司*)
「控股股東」	指	任何有權於本公司股東大會上行使或控制行使30%(或根據香港法例第二十四章《證券及期貨事務監察委員會條例》第三條成立的證券及期貨事務監察委員會所批准《公司收購及合併守則》不時規定的有關數額，並根據《證券及期貨條例》(經不時修訂)第三條繼續存在而引致須提出強制性全面收購建議)或以上投票權或有權控制董事會大多數成員組成的人士或多位人士
「董事」	指	本公司的董事
「ERL」	指	Eve Resources Limited，於英屬處女群島註冊成立的有限公司

「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「憲報指定報章」	指	香港政府政務司司長就香港法例第三十二章《公司條例》(經不時修訂)第七十一A條而發佈及刊登於憲報的報章名單不時指明的報章
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「創業板網頁」	指	聯交所為創業板設立的互聯網網頁
「本集團」	指	本公司及其附屬公司
「擔保」	指	本公司於二〇〇三年九月二十六日就愛達利控股根據協議的債務以貸款人為受益人而簽署的擔保及彌償保證契據
「港仙」	指	港仙，100港仙等於1港元
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區(不適用於香港聯合交易所有限公司)
「貸款人」	指	澳門商業銀行、中信嘉華銀行有限公司、中國工商銀行(亞洲)有限公司、德國北方銀行香港分行及代理行
「LRL」	指	Lois Resources Limited，於英屬處女群島註冊成立的有限公司
「澳門」	指	中國澳門特別行政區(不適用於澳門商業銀行)
「主板」	指	早於創業板建立之前已由聯交所營運並與創業板一同由聯交所營運的股票市場(不包括期權市場)。為釋疑起見，主板不包括創業板
「中國內地」	指	中國(香港、澳門和台灣地區除外)
「股東」	指	股份不時的正式登記持有人

「萬佳訊」	指	MegaInfo Holdings Limited (萬佳訊控股有限公司*)，於百慕大註冊成立的有限公司，為本公司的間接附屬公司，其股本中每股面值0.01港元的股份於創業板上市
「中國」	指	中華人民共和國 (不適用於中國工商銀行 (亞洲) 有限公司)
「Santos家族信託」	指	José Manuel dos Santos的家族成員為信託受益人的現有信託，其資產包括本公司已發行股本47.80%的控股股權
「《證券及期貨條例》」	指	香港法例第五百七十一章《證券及期貨條例》(經不時修訂)
「股份」	指	本公司股本中每股面值0.10港元的股份
「西班牙」	指	西班牙王國
「主要股東」	指	就公司而言，指有權於本公司任何股東大會上行使或控制行使10%或以上投票權的人士
「歐洲公司」	指	Teleconcept-Multimedia N.V.，於荷蘭註冊成立的有限公司，為本公司的間接附屬公司
「荷蘭」	指	荷蘭王國
「三個月期間」	指	截至二〇〇五年三月三十一日止三個月
「美元」	指	美利堅合眾國法定貨幣美元
「愛達利控股」	指	Vodatel Holdings Limited，於英屬處女群島註冊成立的有限公司，為本公司的直接全資附屬公司

承董事會命
主席
José Manuel dos Santos

香港，二〇〇五年五月十二日

執行董事	獨立非執行董事
José Manuel dos Santos	崔世昌
嚴康	盧景昭
關鍵文	馮祈裕
羅嘉雯	

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本文件將於刊登日期後在創業板網頁「最新公司公告」一頁內刊登最少七日及於www.vodatelsys.com刊登。

* 僅供識別

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

NOTICE OF BOARD MEETING

The Board hereby announces that a meeting of the Board will be held at 74 da Rua da Felicidade, Edifício Vodatel, Taipa, the Macao Special Administrative Region of the PRC on 12th May, 2005 at 5:00 p.m. for the following purposes:

1 To consider and approve the First Quarterly Results and approve the draft announcement of the First Quarterly Results to be published on the GEM Website, the website of the Company and irasia.com website;

2 To consider the payment of an interim dividend, if any;

3 To consider the closure of the register of Members, if necessary; and

4 To transact any other business.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Director(s)"	the director(s) of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"First Quarterly Results"	the unaudited consolidated results of the Company and its subsidiaries for the three months ended 31st March, 2005
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Website"	the internet website operated by the Exchange for the purposes of GEM
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited)
"Member(s)"	duly registered holder(s) from time to time of the share(s) of HK$0.10 each in the capital of the Company
"PRC"	the People's Republic of China

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 26th April, 2005

Executive Directors:
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors:
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this announcement misleading; and 3. all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the GEM Website for at least seven days from the date of publication and on www.vodatelsys.com.

* *For identification purpose only*

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

董事會會議公告

董事會謹此公告，董事會將於二〇〇五年五月十二日下午五時正假座中國澳門特別行政區氹仔永福街七十四號愛達利大廈舉行會議，以商討下列事項：

一　考慮及通過第一季度業績，並通過將第一季度業績公佈草案刊登於創業板網頁、本公司的網頁及irasia.com網頁；

二　考慮派付中期股息(如有)；

三　考慮暫停辦理股份過戶登記手續(倘有需要)；及

四　處理任何其它事項。

釋義

「本公司」	指	Vodatel Networks Holdings Limited (愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「第一季度業績」	指	本公司及各附屬公司截至二〇〇五年三月三十一日止三個月之未經審核綜合業績
「創業板」	指	由聯交所營運的創業板市場
「創業板網頁」	指	聯交所為創業板設立的互聯網網頁
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區(不適用於香港聯合交易所有限公司)

「股份」	指	本公司股本中每股面值0.10港元的股份
「中國」	指	中華人民共和國

承董事會命
主席
José Manuel dos Santos

香港，二○○五年四月二十六日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

本文件（各董事願共同及個別對此負全責）乃遵照《創業板證券上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理諮詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本文件將於刊登日期後在創業板網頁「最新公司公告」一頁內刊登最少七日及於www.vodatelsys.com刊登。

* 僅供識別

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

RESUMPTION OF TRADING

At the request of the Company, the trading in the Shares was suspended with effect from 9:30 a.m. on 31st March, 2005 due to the delay in the publication of a results announcement in relation to the Company for the Eighteen-Month Period. The Company has announced its results for the Eighteen-Month Period in its announcement dated 15th April, 2005. Application has been made by the Company to the Exchange for resumption of trading in the Shares on GEM with effect from 9:30 a.m. on 18th April, 2005.

DEFINITIONS

"Company"	Vodatel Networks Holdings Limited
"Director(s)"	the Director(s) of the Company
"Eighteen-Month Period"	the eighteen months ended 31st December, 2004
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China (not applicable to The Stock Exchange of Hong Kong Limited)
"Shares"	shares of HK$0.10 each in the capital of the Company

By order of the board of the Directors
José Manuel dos Santos
Chairman

Hong Kong, 15th April, 2005

Executive Directors:
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors:
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this announcement misleading; and 3. all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the internet website operated by the Exchange for the purposes of GEM for at least seven days from the date of publication and on www.vodatelsys.com.

* *For identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

復牌

應本公司要求，股份已於二〇〇五年三月三十一日上午九時三十分起暫停買賣，原因是本公司延遲發表於十八個月期間的業績公告。本公司已於二〇〇五年四月十五日發表一份公告，公佈於十八個月期間的業績。本公司已向聯交所申請，由二〇〇五年四月十八日上午九時三十分起恢復在創業板買賣股份。

釋義

「本公司」	指	Vodatel Networks Holdings Limited (愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「十八個月期間」	指	截至二〇〇四年十二月三十一日止十八個月
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場
「港元」	指	香港法定貨幣港元
「香港」	指	中華人民共和國香港特別行政區(不適用於香港聯合交易所有限公司)
「股份」	指	本公司股本中每股面值0.10港元的股份

承董事會命
主席
José Manuel dos Santos

香港，二〇〇五年四月十五日

執行董事	獨立非執行董事
José Manuel dos Santos	崔世昌
嚴康	盧景昭
關鍵文	馮祈裕
羅嘉雯	

本文件(各董事願共同及個別對此負全責)乃遵照《創業板證券上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本文件將於刊登日期後在聯交所為創業板設立的互聯網網頁「最新公司公告」一頁內刊登最少七日及於www.vodatelsys.com刊登。

* 僅供識別

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

Disclosure pursuant to rule 17.21

- Upon publication of its 2004 Audited Accounts, the Company will be in technical breach of certain financial covenants under the Guarantee. Consequently, the Lenders are entitled to demand a prepayment of the loan which would otherwise have been due on 25th September, 2006 and the Company is making this announcement in accordance with rule 17.21 of the GEM Listing Rules.
- The principal amount outstanding as at 31st March, 2005 under the Agreement was US$11,250,000 (approximately HK$87,525,000). The Company is in discussion with the Lenders as to whether the loan should be repaid prior to its term or if it could be refinanced. In any event and for the time being, the Company will deposit an amount of US$11,250,000 (approximately HK$87,525,000) with the Agent pending the outcome of such discussions.
- As at 31st March, 2005, the Group had bank balances and cash of approximately HK$147,721,000 (excluding a US$5,000,000 (approximately HK$38,900,000) yield-enhanced bonds) so that even after making the deposit to the Agent or making a full repayment, the operations of the Group would not be materially and adversely affected.

THE LOAN

The loan was of a principal amount of US$15,000,000 (approximately HK$116,700,000) is to be repaid by VHL in four half-yearly instalments of US$3,750,000 (approximately HK$29,175,000) each, due in March and September, 2005 and March and September, 2006 respectively. The purpose of the loan is for general corporate purpose and for general working capital. The first repayment was paid in March, 2005 and so the outstanding principal amount as at 31st March, 2005 was US$11,250,000 (approximately HK$87,525,000).

The following financial covenants under the Guarantee will, inter alia, be breached upon publication of the 2004 Audited Accounts:

(i) the consolidated tangible net worth of the Company as at 31st December, 2004 was less than HK$380,000,000 as agreed with the Lenders;

(ii) the total consolidated liabilities of the Company as at 31st December, 2004 was higher than 125% of the consolidated tangible net worth as agreed with the Lenders;

(iii) the ratio of consolidated current assets of the Company to its consolidated current liabilities as at 31st December, 2004 was lower than the ratio of 1.6:1 as agreed with the Lenders; and

(iv) the ratio of dividend payout to the profits according to the 2004 Audited Accounts was higher than the ratio of 50% as agreed with the Lenders.

The Company is in discussion with the Lenders as to whether the loan should be repaid prior to its term or if it could be refinanced. In any event and for the time being, the Company will, with the consensus of the Lenders, deposit an amount of US$11,250,000 (approximately HK$87,525,000) with the Agent pending the outcome of such discussions.

As at 31st March, 2005, the Group had bank balances and cash of approximately HK$147,721,000 (excluding a US$5,000,000 (approximately HK$38,900,000) yield-enhanced bonds) so that even after making the deposit to the Agent or making full repayment, the operations of the Group would not be materially and adversely affected.

This announcement is made pursuant to rule 17.21 of the GEM Listing Rules. The Company will comply with its obligations under rule 17.23 of the GEM Listing Rules and make disclosures in its subsequent half-year, quarterly and annual reports for so long as the circumstances giving use to the disclosure obligations under rule 17.21 continue to exist.

DEFINITIONS

"2004 Audited Accounts"	the audited accounts of the Company for the Eighteen-Month Period
"Agent"	Standard Chartered Bank (Hong Kong) Limited
"Agreement"	the loan facility agreement effective on 26th September, 2003 entered into between VHL and the Lenders referring to the US$15,000,000 (approximately HK$116,700,000) term loan facility
"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Director(s)"	the director(s) of the Company
"Eighteen-Month Period"	the eighteen months ended 31st December, 2004
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM, made by the Exchange from time to time

"Group"	the Company and its subsidiaries, but for the purpose of this announcement, exclude MegaInfo Holdings Limited (incorporated in Bermuda with limited liability, an indirect owned subsidiary of the Company and whose shares of HK$0.01 each in its capital are listed on GEM) and its subsidiaries
"Guarantee"	the deed of guarantee and indemnity executed by the Company in favour of the Lenders on 26th September, 2003 in respect of the obligation of VHL under the Agreement
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Lenders"	Banco Comercial de Macau, S.A., CITIC Ka Wah Bank Limited, Industrial and Commercial Bank of China (Asia) Limited, HSH Nordbank AG, Hong Kong Branch and the Agent
"US$"	United States Dollar, being the lawful currency of the United States of America
"VHL"	Vodatel Holdings Limited, incorporated in the British Virgin Islands with limited liabilities and a direct wholly-owned subsidiary of the Company

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 14th April, 2005

Executive Directors:
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors:
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1 the information contained in this announcement is accurate and complete in all material respects and not misleading; 2 there are no other matters the omission of which would make any statement in this announcement misleading; and 3 all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the internet website operated by the Exchange for the purposes of GEM for at least seven days from the date of publication and on www.vodatelsys.com.

* *For identification purpose only*

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

（在百慕大註冊成立的有限公司）

股份代號：八〇三三

根據第17.21條作出披露

- 於刊發二〇〇四年度經審核賬目後，本公司將技術上違反擔保項下的若干財務契諾。因此，貸款人有權要求提早償還原先於二〇〇六年九月二十五日方到期的貸款，而本公司遵照《創業板上市規則》第17.21條的規定發表本文件。
- 協議項下於二〇〇五年三月三十一日尚未償還的本金額為11,250,000美元（約87,525,000港元）。本公司現正與貸款人商討是否須於到期前償還貸款，又或能否為貸款再次安排融資。無論如何且在目前情況下，本公司將於等待有關商討結果之際，向代理行存入為數11,250,000美元（約87,525,000港元）的款項。
- 於二〇〇五年三月三十一日，本集團的銀行結餘及現金約為147,721,000港元（5,000,000美元（約38,900,000港元）的特惠收益債券除外），故即使向代理行存入有關款項或悉數償還貸款後，本集團的業務運作亦不會受到重大不利影響。

貸款

貸款的本金額為15,000,000美元（約116,700,000港元），由愛達利控股分四期每期3,750,000美元（約29,175,000港元）每半年償還一次，即分別於二〇〇五年三月及九月，以及二〇〇六年三月及九月到期。該筆貸款用作一般公司用途及作為一般營運資金。第一期還款已於二〇〇五年三月支付，故二〇〇五年三月三十一日尚未償還的本金額為11,250,000美元（約87,525,000港元）。

下列擔保項下的財務契諾將（其中包括）於刊發二〇〇四年度經審核賬目後被違反：

（一） 本公司於二〇〇四年十二月三十一日的綜合有形淨值少於與貸款人協定的380,000,000港元；

(二) 本公司於二〇〇四年十二月三十一日的綜合負債總額高於與貸款人協定的綜合有形淨值125%；

(三) 本公司於二〇〇四年十二月三十一日的綜合流動資產與綜合流動負債的比率低於與貸款人協定的比率1.6：1；及

(四) 根據二〇〇四年度經審核賬目計算的股息與溢利比率高於與貸款人協定的比率50%。

本公司現正與貸款人商討是否須於到期前償還貸款，又或能否為貸款再次安排融資。無論如何且在目前情況下，本公司將於等待有關商討結果之際，(與貸款人達成共識) 向代理行存入為數11,250,000美元 (約87,525,000港元) 的款項。

於二〇〇五年三月三十一日，本集團的銀行結餘及現金約為147,721,000港元 (5,000,000美元 (約38,900,000港元) 的特惠收益債券除外)，故即使向代理行存入有關款項或悉數償還貸款後，本集團的業務運作亦不會受到重大不利影響。

本文件乃根據《創業板上市規則》第17.21條發表。本公司將遵守《創業板上市規則》第17.23條項下的責任，並於引致第17.21條項下披露責任的情況持續出現時，於隨後的中期、季度及年度報告中作出披露。

釋義

「二〇〇四年度經審核賬目」	指	本公司十八個月期間的經審核賬目
「代理行」	指	渣打銀行 (香港) 有限公司
「協議」	指	愛達利控股與貸款人就15,000,000美元 (約116,700,000港元) 定期貸款融資訂立並於二〇〇三年九月二十六日生效的貸款融資協議
「本公司」	指	Vodatel Networks Holdings Limited (愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「十八個月期間」	指	截至二〇〇四年十二月三十一日止十八個月
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司

「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「本集團」	指	本公司及其附屬公司，就本文件而言，不包括MegaInfo Holdings Limited（萬佳訊控股有限公司*）（於百慕大註冊成立的有限公司，為本公司間接附屬公司，其股本中每股面值0.01港元的股份於創業板上市）及其附屬公司
「擔保」	指	本公司於二○○三年九月二十六日就愛達利控股根據協議所承擔的責任而執行的擔保契據及彌償保證，受益人為貸款人
「港元」	指	香港法定貨幣港元
「香港」	指	中華人民共和國香港特別行政區
「貸款人」	指	澳門商業銀行、中信嘉華銀行有限公司、中國工商銀行（亞洲）有限公司、德國北方銀行香港分行及代理行
「美元」	指	美利堅合眾國法定貨幣美元
「愛達利控股」	指	Vodatel Holdings Limited，於英屬處女群島成立的有限公司，為本公司的直接全資附屬公司

承董事會命
主席
José Manuel dos Santos

香港，二○○五年四月十四日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

本文件（各董事願共同及個別對此負全責）乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本文件將於刊登日期後在聯交所為創業板設立的互聯網網頁「最新公司公告」一頁內刊登最少七日及於www.vodatelsys.com刊登。

* 僅供識別

The Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

CHARACTERISTICS OF GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Exchange. Listed companies are not generally required to issue paid announcements in Gazetted Newspapers. Accordingly, prospective investors should note that they need to have access to the GEM Website in order to obtain up-to-date information on GEM-listed issuers.

BUSINESS AND FINANCIAL HIGHLIGHTS FOR THE EIGHTEEN-MONTH PERIOD

- Operating in a frustrating mix of conditions, the Group registered total turnover of HK$589,883,000 and net loss of HK$173,625,000 for the Eighteen-Month Period
- The Board does not propose any dividend for the Eighteen-Month Period
- Successful separate listing of MIHL on GEM
- Completed the acquisition of TCM and CAOCL
- Increased equity stake in MTel from 7.3% to 14.6% and convertible bonds holding from HK$1,600,000 to HK$3,200,000
- Continued to successfully secure contracts from various telecommunications service providers in the PRC
- Benefitted from the robust market in Macao with various contracts awarded by gaming operators and Government of Macao

EIGHTEEN-MONTH PERIOD RESULTS

The Board is pleased to present the audited consolidated results of the Group for the Eighteen-Month Period as follows:

	Note	Eighteen-Month Period *HK$'000*	Twelve months ended 30th June, 2003 *HK$'000*
Turnover	2	589,883	388,794
Cost of sales		(551,922)	(301,986)
Gross profit		37,961	86,808
Other revenue	2	5,415	3,169
Other operating income		311	2,717
Selling expenses		(14,026)	(8,773)
Administrative expenses		(131,496)	(65,795)
Other operating expenses		(73,334)	(1,473)
Operating (loss)/profit	3	(175,169)	16,653
Deemed disposal gain for separate listing of MIHL	4	17,953	—
Impairment of goodwill		(25,931)	(840)
Finance costs	5	(4,346)	(635)
Share of losses of associated companies		(1,507)	(2,488)
(Loss)/profit before taxation		(189,000)	12,690
Taxation	6	(1,902)	(2,658)
(Loss)/profit after taxation		(190,902)	10,032
Minority interests		17,277	562
(Loss)/profit attributable to Members		(173,625)	10,594
Dividends	7	3,446	9,207
(Loss)/earnings per Share (HK cents)			
- Basic	8	(28.29)	1.74
- Diluted	8	Not applicable	1.74

NOTES:

1. **Basis of preparation**

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the HKICPA. They have been prepared under the historical cost convention except that non-trading securities are stated at fair value.

In the Eighteen-Month Period, the Group adopted SSAP 12 "Income taxes" issued by the HKICPA which is effective for accounting periods commencing on or after 1st January, 2003. The adoption of the new SSAP has no material inpact in the result of the Group.

The HKICPA has issued a number of new and revised HKFRSs which are effective for accounting periods beginning on or after 1st January, 2005. The Group has not early adopted these new HKFRSs in the accounts for the Eighteen-Month Period. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

2. **Turnover, revenues and segment information**

Revenue from the design, sale and implementation of data networking systems and the provision of related engineering services is recognised upon the satisfactory completion of installation which generally coincides with the time when the systems are delivered to customers.

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and the title has passed.

Revenue from the provision of digital image processing management solutions is recognised upon the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to the customers and the title has passed.

Revenue from the provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS is recognised when the services are rendered.

Operating lease rental income is recognised on a straight-line basis.

Commission income and management fee income are recognised when the services are rendered.

Dividend income is recognised when the right to receive payment is established.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

The Group is principally engaged in the design, sale and implementation of data networking systems, provision of related engineering services and sale of goods, provision of digital image processing management solutions and multimedia value-added services via IVR, interactive internet solutions and premium SMS. Revenues recognised during the Eighteen-Month Period are as follows:

	Eighteen-Month Period *HK$'000*	**Twelve months ended 30th June, 2003** *HK$'000*
Turnover		
Design, sale and implementation of data networking systems and provision of related engineering services	502,441	321,453
Provision of digital image processing management solutions	17,694	—
Provision of multimedia value-added services via IVR interactive internet solutions and premium SMS	39,850	—
Sale of goods	29,246	67,341
Operating lease rental income	652	—
	589,883	388,794
Other revenue		
Commission income	31	668
Dividend income from listed investments	112	650
Interest income	3,124	1,851
Management fee income	1,478	—
Others	670	—
	5,415	3,169
Total revenues	595,298	391,963

Due to the acquisition of TCM in Europe and the separate listing of MIHL, two more segments has arisen. For internal financial reporting purposes, management has changed certain segment reporting presentations. The major change is combining two similar segments (design, sale and implementation of data networking systems, provision of related engineering services and sale of goods) into one. The comparative figures have been restated to conform with the presentation of current year.

Primary reporting format - business segments

The Group is organised into three main business segments:

- — Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods

- — Provision of digital image processing management solutions

- — Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS

There are no sales or other transactions between the business segments.

Secondary reporting format - geographical segments

The three business segments are managed in three main geographical areas, namely Mainland China, Hong Kong and Macao, and Europe.

There are no sales between the geographical segments.

Primary reporting format - business segments

	Eighteen-Month Period			
	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods	**Provision of digital image processing management solutions**	**Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS**	**Group**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	532,339	17,694	39,850	589,883
Segment results	(118,883)	(21,487)	(15,352)	(155,722)
Unallocated income				5,726
Unallocated cost				(25,173)
Operating loss				(175,169)
Deemed disposal gain for separate listing of MIHL				17,953
Impairment of goodwill	(7,780)	—	(18,151)	(25,931)
Finance costs				(4,346)
Share of losses of associated companies				(1,507)
Loss before taxation				(189,000)
Taxation				(1,902)
Loss after taxation				(190,902)
Minority interests				17,277
Loss attributable to Members				(173,625)
Segment assets	373,725	19,124	112,826	505,675
Investments in associated companies				1,630
Unallocated assets				77,865
Total assets				585,170
Segment liabilities	172,133	4,879	70,814	247,826
Unallocated liabilities				164,631
Total liabilities				412,457
Capital expenditure	11,955	13,423	39,416	64,794
Depreciation	6,241	612	1,188	8,041
Amortisation	1,310	1,563	4,466	7,339
Impairment charge	10,015	9,900	18,151	38,066
Other non-cash expenses	100,816	—	—	100,816

Primary reporting format - business segments (Continued)

	Twelve months ended 30th June, 2003			
	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods	**Provision of digital image processing management solutions**	**Provision of multimedia value-added services in IVR, interactive internet solutions and premium SMS**	**Group**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	388,794	—	—	388,794
Segment results	28,408	—	—	28,408
Unallocated income				5,886
Unallocated cost				(17,641)
Operating profit				16,653
Impairment of goodwill	(840)	—	—	(840)
Finance costs				(635)
Share of losses of associated companies				(2,488)
Profit before taxation				12,690
Taxation				(2,658)
Profit after taxation				10,032
Minority interests				562
Profit attributable to Members				10,594
Segment assets	466,198	—	—	466,198
Investments in associated companies				5,257
Unallocated assets				20,367
Total assets				491,822
Segment liabilities	73,354	—	—	73,354
Unallocated liabilities				78,014
Total liabilities				151,368
Capital expenditure	8,353	—	—	8,353
Depreciation	2,503	—	—	2,503
Impairment charge	840	—	—	840
Other non-cash expenses	10,236	—	—	10,236
Unallocated non-cash expenses				176
Unallocated impairment charge				1,328

Secondary reporting format - geographical segments

	Eighteen-Month Period			
	Turnover *HK$'000*	Segment result *HK$'000*	Total assets *HK$'000*	Capital expenditure *HK$'000*
Mainland China	400,906	(94,376)	193,929	1,368
Hong Kong and Macao	149,127	(45,993)	198,920	24,010
Europe	39,850	(15,353)	112,826	39,416
	589,883	(155,722)	505,675	64,794
Unallocated income		5,726		
Unallocated cost		(25,173)		
Operating loss		(175,169)		
Investments in associated companies			1,630	
Unallocated assets			77,865	
Total assets			585,170	

	Twelve months ended 30th June, 2003			
	Turnover *HK$'000*	Segment result *HK$'000*	Total assets *HK$'000*	Capital expenditure *HK$'000*
Mainland China	334,641	27,863	246,906	3,408
Hong Kong and Macao	54,153	545	219,292	4,945
Europe	—	—	—	—
	388,794	28,408	466,198	8,353
Unallocated income		5,886		
Unallocated cost		(17,641)		
Operating profit		16,653		
Investments in associated companies			5,257	
Unallocated assets			20,367	
Total assets			491,822	

3. **Operating loss**

Operating loss is stated after charging the following:

	Eighteen-Month Period *HK$'000*	Twelve months ended 30th June, 2003 *HK$'000*
Amortisation of goodwill	5,506	145
Amortisation of software licence	1,833	—
Cost of inventories	439,452	272,614
Depreciation of fixed assets	8,041	2,503
Loss on disposal of non-trading securities	2,690	—
Provision of doubtful debts	51,170	—
Staff costs (excluding Directors' emoluments)	57,631	19,838
Write-down of inventories to net realisable value	49,646	10,236

4. **Deemed disposal gain for separate listing of MIHL**

On 19th January, 2004, Shares of MIHL were listed and traded on GEM by the issuance of new ordinary Shares. As a result, the shareholding of the Company in MIHL has been diluted to 38.95%, which resulted in a gain of approximately HK$17,953,000 arising from this deemed disposal.

5. **Finance costs**

	Eighteen-Month Period *HK$'000*	Twelve months ended 30th June, 2003 *HK$'000*
Interest on bank loans and overdrafts — wholly repayable within five years	3,073	—
Interest on other loan - wholly repayable within five years	1,087	—
Interest on convertible bonds	186	635
	4,346	635

6. **Taxation**

Hong Kong profits tax has been provided at the rate of 17.5% on the estimated assessable profit for the Eighteen-Month Period. In 2003, the Government of Hong Kong enacted a change in the profits tax from 16% to 17.5% for the fiscal year 2003/2004. Taxation on overseas profits has been calculated on the estimated assessable profit for the Eighteen-Month Period at the rates of taxation prevailing in the regions in which the Group operates.

The amount of taxation charged to the consolidated profit and loss account represents:

	Eighteen-Month Period *HK$'000*	**Twelve months ended 30th June, 2003** *HK$'000*
Current taxation		
- Hong Kong profits tax	126	—
- Macao complementary profits tax	26	2,392
- Mainland China profits tax	1,600	266
- Overseas taxation	29	—
- Under-provision in prior years	117	—
	1,898	2,658
Share of taxation attributable to associated companies	4	—
Taxation charge	1,902	2,658

The taxation on the (loss)/profit before taxation of the Group differs from the theoretical amount that would arise using the taxation rate of the region of the Group as follows:

	Eighteen-Month Period *HK$'000*	**Twelve months ended 30th June, 2003** *HK$'000*
(Loss)/profit before taxation	(189,000)	12,690
Notional tax calculated at the rates applicable in the regions concerned	(35,497)	1,479
Income not subject to taxation	28,465	(1,109)
Expenses not deductible for taxation purposes	8,553	2,288
Mainland China deemed income tax	260	—
Share of taxation of associated companies	4	—
Under-provision in prior years	117	—
Taxation charge	1,902	2,658

7. **Dividends**

	Eighteen-Month Period	Twelve months ended 30th June, 2003
	HK$'000	*HK$'000*
Interim, paid for Eighteen-Month Period, of HK$0.005 (Twelve months ended 30th June, 2003: HK$0.01) per Share	3,069	6,138
Special interim, paid for Eighteen-Month Period *(Note)*	377	—
Final, proposed for Eighteen-Month Period, of HK$Nil (Twelve months ended 30th June, 2003: HK$0.005) per Share	—	3,069
	3,446	9,207

Note:

On 19th December, 2003, the Board approved the payment of a special interim dividend as part of the proposal for the separate listing of MIHL by way of a distribution in specie in respect of an aggregate of 13,375,000 Shares of MIHL to Members, where every 46 Shares were entitled to 1 Share of MIHL.

The Board did not recommend dividend payment for the Eighteen-Month Period.

8. **(Loss)/earnings per Share**

The calculation of basic loss per Share is based on the loss of the Group attributable to Members of HK$173,625,000 (twelve months ended 30th June, 2003: profit of HK$10,594,000) and the weighted average number of 613,819,000 Shares (twelve months ended 30th June, 2003: 609,966,301 Shares) in issue during the Eighteen-Month Period.

No diluted earnings per Share for the Eighteen-Month Period is presented as the exercise of the outstanding share options of the Company would have an anti-dilutive effect. The weighted average of 609,969,068 Shares of last year included all share options outstanding, except for share options having anti-dilutive effect, on the assumption that all share options had been converted. All convertible bonds in last year have been excluded as having anti-dilutive effect.

9. Reserves

	Share premium *HK$'000*	Capital redemption reserve *HK$'000*	Investment revaluation reserve *HK$'000*	Merger reserve *HK$'000*	Exchange reserve *HK$'000*	Statutory reserve *HK$'000*	Retained earnings/ (accumulated losses) *HK$'000*	*Total* *HK$'000*
At 1st July, 2003	97,676	702	(4,158)	35,549	108	49	149,146	279,072
Surplus on revaluation of non-trading securities	—	—	5,516	—	—	—	—	5,516
Reserves transferred to profit and loss account upon disposal of non-trading securities	—	—	3,957	—	—	—	—	3,957
Exchange differences	—	—	—	—	2,926	—	—	2,926
Loss attributable to Members	—	—	—	—	—	—	(173,625)	(173,625)
Twelve months ended 30th June, 2003 Final dividend paid	—	—	—	—	—	—	(3,069)	(3,069)
Eighteen-Month Period Interim dividend paid	—	—	—	—	—	—	(3,069)	(3,069)
Eighteen-Month Period Special interim dividend paid	—	—	—	—	—	—	(377)	(377)
At 31st December, 2004	97,676	702	5,315	35,549	3,034	49	(30,994)	111,331
Company and subsidiaries	97,676	702	5,315	35,549	3,034	49	(23,614)	118,711
Associated companies	—	—	—	—	—	—	(7,380)	(7,380)
At 31st December, 2004	97,676	702	5,315	35,549	3,034	49	(30,994)	111,331

9. Reserves (continued)

	Share premium HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Merger reserve HK$'000	Exchange reserve HK$'000	Statutory reserve HK$'000	Retained earnings HK$'000	Total HK$'000
At 1st July, 2002	86,590	702	(2,372)	35,549	(10)	—	147,779	268,238
Issue of Shares	11,086	—	—	—	—	—	—	11,086
Surplus on revaluation of non-trading securities	—	—	114	—	—	—	—	114
Reserves transferred to profit and loss account upon disposal of a non-trading security	—	—	(1,900)	—	—	—	—	(1,900)
Exchange differences	—	—	—	—	118	—	—	118
Provision of Macao statutory reserve	—	—	—	—	—	49	(49)	—
Profit attributable to Members	—	—	—	—	—	—	10,594	10,594
Twelve months ended 30th June, 2002 Final dividend paid	—	—	—	—	—	—	(3,040)	(3,040)
Twelve months ended 30th June, 2003 Interim dividend paid	—	—	—	—	—	—	(6,138)	(6,138)
At 30th June, 2003	97,676	702	(4,158)	35,549	108	49	149,146	279,072
Representing:								
2002/2003 Final dividend proposed								3,069
Reserves at 30th June, 2003								276,003
								279,072
Company and subsidiaries	97,676	702	(4,158)	35,549	108	49	155,014	284,940
Associated companies	—	—	—	—	—	—	(5,868)	(5,868)
At 30th June, 2003	97,676	702	(4,158)	35,549	108	49	149,146	279,072

REVIEW OF BUSINESS ACTIVITIES

Mainland China — Adopting new rules to repeat a successful history

Increasing market competition from equipment manufacturers and capital spending of telecommunications service providers outside the product domain of the Group attributed to the challenges the Group faced in its core business in Mainland China. With changing parameters in the market where the Group used to operate and diversification of business to different geography, revenue derived from its premium customer base, as a percentage of the total turnover of the Group, dropped from approximately 86.1% to approximately 68.0%.

During the Eighteen-Month Period, the Group has undergone a series of cost cutting measures, including the consolidation and combination of the number of representative offices from twelve to seven and reduction of the workforce that focused primarily in the design, sale and implementation of data networking systems in Mainland China by 28%.

Capitalizing on its most valuable asset, that is, a premium installed customer base, the Group has added the self-developed OSS to the product portfolio of the Group to enhance the overall margin of its business in Mainland China. During the Eighteen-Month Period, the OSS has successfully been installed at various telecommunications service providers, including Guangdong China Telecom, Chongqing China Telecom, Wuxi China Telecom and Xinjiang China Telecom. To improve the marketability of the OSS and expand its applications, the Group has further improved the functionalities and upgraded the OSS to support data networks built from an increasing number of local and international equipment vendors.

Macao — Capitalizing a leading position in the home territory

The strong business momentum brought from the opening up of the gaming industry, the upcoming 2005 East Asian Games and the mandate of the Government of Macao to promote e-government have created numerous opportunities for the Group during the Eighteen-Month Period. Capitalizing on its leadership position in the territory and with a strong team of software developers and engineers, the Group successfully sccured various projects in the territory, including infrastructural projects from gaming operators, the Macao 4th East Asian Games Organizing Committee and the Government of Macao.

During the Eighteen-Month Period, partnering with Motorola Asia Pacific Limited, the Group has been awarded the digital TETRA radio system project for the police and security force of the Government of Macao. The TETRA radio system project, which amounted to HK$60,600,000, is expected to be completed during 2005.

Europe — Reshaping into a leading player in fixed and mobile interactivity

The acquisition of TCM marked the entry of the Group into the provision of multimedia value-added interactivity services in Europe. While TCM will remain its focus on the provision of infotainment via IVR and SMS platforms, offering information and entertainment services such as ringtones and games downloads, tarots reading, chat room, call&win programs, etc., the Group has identified the following elements to reposition TCM to become a leading player in the provision of fixed and mobile value-added services:

— Create an efficient and reliable connectivity platform for infotainment delivery and distribution;

— Develop new and innovative ideas for mobile marketing and promotion;

— Source and distribute new contents over existing and new channels;

— Develop branded products and contents of TCM for distribution globally;

— Introduce innovative applications in the game and entertainment market; and

— Establish presence in emerging markets such as Mainland China.

With value-added services and content provisions becoming the driving engines of revenue growth, the key to success also rests with the ability to establish close collaboration with mobile and fixed-line operators. Therefore, in addition to the establishment of task forces to achieve each of the elements as identified above, the Group has realigned its marketing teams to focus on maintaining closer relationship with both existing strategic telecommunications partners and potentially new ones.

REVIEW OF OPERATING RESULTS

Change of Financial Year End

In order to be conterminous with the financial year end date of the subsidiaries acquired during the Eighteen-Month Period and to realign the taxation year end of its subsidiaries, the financial year end date of the Company was changed from 30th June to 31st December. In consequence, the comparative amounts for the consolidated profit and loss account and the related notes to the accounts are not directly comparable.

Turnover and Profitability

During the Eighteen-Month Period, total turnover of the Group amounted to HK$589,883,000. Turnover from Mainland China used to be the major contributor of the Group. However, during the Eighteen-Month Period, with increased business activities from Macao and turnover brought from the acquisition of TCM, turnover derived from Mainland China dropped, as a percentage of the total turnover of the Group, from approximately 86.1% to approximately 68.0%, whereas turnover derived from Hong Kong/Macao and Europe now represented approximately 25.3% and 6.8% of the total turnover of the Group respectively. As turnover for the Eighteen-Month Period consolidated turnover of TCM for only six months and turnover of CAOCL for only four months, the Group expects the mix derived from Hong Kong/Macao and Europe to change during 2005.

Gross profit of the Group decreased from approximately 22.3% to approximately 6.4%, explained by increasing market competition from equipment manufacturers, projects in Macao and trading of mobile phones carrying lower margins, and write-down of inventories by HK$49,646,000 to take into account of slow moving data networking equipment as a result of difficult market conditions in Mainland China.

Should the Group exclude the write-down of inventories, provision for doubtful debts, impairment, depreciation and amortization, the Group registered an operating loss of HK$46,838,000, of which HK$11,569,000 and HK$12,765,000 pertained to operating loss of MIHL and TCM respectively. Operating loss attributed to the segment of design, sale and implementation of data networking systems, provision of related engineering services and sale of goods amounted to HK$22,504,000.

With the recognition of a deemed disposal gain of HK$17,953,000 arose from the separate listing of MIHL, the Group registered a net loss for the Eighteen-Month Period of HK$173,625,000.

Capital Structure, Liquidity and Financial Resources

During the Eighteen-Month Period, the cash balances of the Group have been strengthened by the successful raising of the US$15,000,000 syndicated term loan. Cash was deployed against the retirement of the US$1,250,000 convertible bonds previously issued to Riverstone Networks, Inc., repayment of the short-term bank loans raised to support the working capital of a subsidiary in Mainland China, increase of our equity participation and subscription of additional convertible notes of MTel and the acquisition of TCM and CAOCL. For the transactions related to MTel, TCM and CAOCL, please also refer to section "Details of Material Acquisitions and Disposals".

As at 31st December, 2004, gearing ratio (total borrowings / Members' funds) of the Group stood at 85%. Included in total were US$15,000,000 (approximately HK$116,700,000) syndicated term loan, HK$16,200,000 of working capital and a loan incurred by TCM of HK$14,200,000. Although the Group has total borrowings of HK$147,100,000, cash on hand as at 31st December, 2004, excluding US$5,000,000 financial bonds purchased to enhance the yield of the Group, amounted to HK$168,800,000.

The Group acknowledged that pursuant to the announcement of its results for the Eighteen-Month Period, certain financial covenants under the loan facility agreement effective on 26th September, 2003 entered into between VHL and the Lenders referring to the US$15,000,000 term loan facility are breached. The Group has maintained sufficient cash balances to repay the outstanding term loan facility in the event the Company fail to obtain consent from the Lenders to waive such breaches.

Employees' Information

As at 31st December, 2004, the Group had 343 employees, of which 118, 16, 167 and 42 employees were based in Macao, Hong Kong, Mainland China and Europe respectively. Employee costs, excluding Directors' emoluments, totaled HK$57,631,000 for the Eighteen-Month Period.

The remuneration and bonus policies of the Group are basically determined by the performance of individual employees.

The Company adopted a share option scheme, whereby certain employees of the Group may be granted options to acquire the Shares. Details of the share option scheme are set out under the section "Share Options".

The Group also provides various training programs and product orientation for marketing and technical employees so as to improve their overall qualification and to continuously keep them abreast of latest industry and technological changes.

Capital Commitments and Significant Investments

As at 31st December, 2004, the Group did not have any significant capital commitments and significant investments, other than those set out under the paragraph "Details of Material Acquisitions and Disposals" below.

Charges on Group Assets

As at 31st December, 2004, the Group did not have any charges on assets of the Group.

Details of Material Acquisitions and Disposals

During the Eighteen-Month Period, the Group acquired 7.3% equity shareholding and convertible notes in the principle amount of HK$1,600,000 of MTel for consideration of HK$15,700,000, acquired 60% equity shareholding of TCM for consideration of €2,300,000 (approximately HK$24,403,000), injected €2,300,000 (approximately HK$24,403,000) shareholder's loans into TCM and acquired 100% equity shareholding of CAOCL for consideration of MOP5,800,000 (approximately HK$5,600,000). The Group also disposed 38.95% of MIHL subsequent to the separate listing of MIHL on GEM. Save as disclosed above, the Group had no material acquisitions or disposals.

Details of Future Plans for Material Investment or Capital Assets

On 12th January, 2005, the Group subscribed for approximately €759,000 (approximately HK$8,053,000) convertible notes issued by TCM. Save as disclosed above, the Directors do not have any future plans for material investment or capital assets.

Foreign Exchange Exposure

The Group mainly earns revenue and incurs cost in HK$, MOP, US$, € and Renminbi (the lawful currency of Mainland China). The Directors consider that the impact of foreign exchange exposure of the Group is minimal.

SHARE OPTIONS

Share options were granted to certain Directors, executives and employees under a share option scheme approved by the Members at a special general meeting on 5th November, 2002. Details of the scheme are as follows:

(a) **Purpose**

The scheme is designed to give executive Directors and senior employees holding an executive, managerial or supervisory position in the Company or any of its subsidiaries an equity interest in the Company in order to enhance long-term Member's value. The granting of options will also help the Company to attract and motivate individuals with experience and ability and to reward individuals for past and future performance.

(b) **Qualifying participants**

Any full-time employee including any executive Director and directors of its subsidiaries.

(c) **Maximum number of Shares**

The total number of Shares available for issue under the scheme as at 31st December, 2004 is 61,381,900, representing 10% of the issued share capital of the Company as at 31st December, 2004.

(d) **Maximum entitlement of each qualified participant**

No option may be granted to any qualified participant which, if exercised in full, would result in the total number of Shares already issued and issuable to him under the scheme exceeding 30% of the aggregate number of Shares for the time being issued and issuable under the scheme.

(e) **Options exercisable period**

Options may be exercised in a period of 3 years commencing on the date on which the option is granted and accepted by the grantee, and expiring on 4th November, 2012, whichever is earlier.

(f) **Payment on acceptance of option**

Pursuant to the scheme, the grantee shall pay HK$1 to the Company by way of consideration for the grant.

(g) **Basis of determining the exercise price**

The exercise price shall be at least the higher of (i) the closing price of Shares on the Exchange as stated in the daily quotation sheet of the Exchange on the date of which options are offered; and (ii) the average closing price of the Shares as stated in the daily quotation sheets of the Exchange for the 5 business days immediately preceding the offer date of which options are offered.

(h) **Remaining life of the scheme**

The scheme will remain valid until 4th November, 2012.

Details of the share options outstanding as at 31st December, 2004 which have been granted under the scheme are as follows:

Name or category of participant	Options held at 1st July, 2003	Options lapsed during the Eighteen-Month Period	Options held at 31st December, 2004	Exercise price *HK$*	Grant date	Exercisable from	Exercisable until
José Manuel dos Santos	600,000	—	600,000	0.42(i)	30th June, 2003	30th June, 2003	29th June, 2006
Yim Hong	900,000	—	900,000	0.42(i)	30th June, 2003	30th June, 2003	29th June, 2006
Kuan Kin Man	900,000	—	900,000	0.42(i)	30th June, 2003	30th June, 2003	29th June, 2006
Monica Maria Nunes	900,000	—	900,000	0.42(i)	30th June, 2003	30th June, 2003	29th June, 2006
Continuous contract employees	13,838,000	(2,672,000)	11,166,000	0.42(i)	30th June, 2003	30th June, 2003	29th June, 2006

Note

(i) At the date before the options were granted, 27th June, 2003, the market value per Share was HK$0.41.

BOARD PRACTICES AND PROCEDURES

Throughout the Eighteen-Month Period, the Company was in compliance with the Board Practices and Procedures as set out in old rules 5.34 to 5.45 of the GEM Listing Rules, which were effective for an accounting period commencing before 1st January, 2005.

AUDIT COMMITTEE

The written terms of reference which describe the authority and duties of the Audit Committee were prepared and adopted with reference to "A Guide for the Formation of an Audit Committee" published by the HKICPA.

The principal activities of the Audit Committee include the review and supervision of the financial reporting process and internal controls of the Group. The Audit Committee comprises the three independent non-executive Directors, namely Chui Sai Cheong, Lo King Chiu Charles and Fung Kee Yue Roger.

The audited consolidated results of the Group for the Eighteen-Month Period have been reviewed by the Audit Committee.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

The Company has not redeemed any of the Shares during the Eighteen-Month Period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Shares during the Eighteen-Month Period.

DEFINITIONS

"Audit Committee"	the audit committee of the Company
"Board"	the board of the Directors
"CAOCL"	Communications Appliances Ou Chung Limited, incorporated in Macao with limited liability and an indirectly wholly-owned subsidiary of the Company
"Company"	Vodatel Networks Holdings Limited
"Director(s)"	the director(s) of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"Eighteen-Month Period"	the eighteen months ended 31st December, 2004

"Gazetted Newspapers"	those newspapers which are, from time to time, specified in the list of newspapers issued and published in the Gazette for the purposes of section 71A of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) as amended from time to time by the Chief Secretary of the Government of Hong Kong
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM, made by the Exchange from time to time
"GEM Website"	the internet website operated by the Exchange for the purposes of GEM
"Group"	the Company and its subsidiaries
"HK cents"	Hong Kong cents, where 100 HK cents equal HK$1
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"HKFRS"	financial reporting standards approved by the Council of the HKICPA, and includes all Statements of Standard Accounting Practice and interpretations of HKFRS approved by the HKICPA from time to time
"HKICPA"	the Hong Kong Institute of Certified Public Accountants, incorporated by section 3 of the Professional Accountants Ordinance (Cap. 50 of the Laws of Hong Kong)
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited and the Hong Kong Institute of Certified Public Accountants)
"IVR"	interactive voice response

"Lenders"	Banco Comercial de Macau, S.A., CITIC Ka Wah Bank Limited, Industrial and Commercial Bank of China (Asia) Limited, HSH Nordbank AG, Hong Kong Branch and Standard Chartered Bank (Hong Kong) Limited
"Macao"	the Macao Special Administrative Region of the PRC
"Main Board"	the stock market operated by the Exchange prior to the establishment of GEM (excluding the options market) and which stock market continues to be operated by the Exchange in parallel with GEM. For the avoidance of doubt, the Main Board excludes GEM
"Mainland China"	the PRC, other than the regions of Hong Kong, Macao and Taiwan
"Member(s)"	duly registered holder(s) from time to time of the Shares
"MIHL"	MegaInfo Holdings Limited, incorporated in Bermuda with limited liability, an indirectly owned subsidiary of the Company and whose shares are listed on GEM
"MTel"	Mobile Telecom Network (Holdings) Limited, a company incorporated in the Cayman Islands with limited liability and its shares of US$0.01 each in its share capital are listed on GEM
"OSS"	Operation Support System
"PRC"	the People's Republic of China
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"Share(s) of MIHL"	share(s) of HK$0.01 each in the capital of MIHL
"SMS"	short message services
"SSAP"	Statement of Standard Accounting Practice

"TCM"	Teleconcept-Multimedia N.V., incorporated in the Kingdom of the Netherlands with limited liability and an indirectly owned subsidiary of the Company
"US$"	United States Dollar, the lawful currency of the United States of America
"VHL"	Vodatel Holdings Limited, incorporated in the British Virgin Islands with limited liablility and a directly wholly-owned subsidiary of the Company
"€"	Euro, the lawful currency of the European Union

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 14th April, 2005

Executive Directors:
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors:
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcements" page on the GEM Website for at least seven days from the date of publication and on www.vodatelsys.com.

* *For identification purpose only*

聯交所對本文件的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

（在百慕大註冊成立的有限公司）

股份代號：八〇三三

創業板的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司無須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他老練投資者。

由於創業板上市的公司新興的性質所然，在創業板買賣的證券可能會較於主板買賣之證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網頁刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人的最新資料。

十八個月期間的業務及財務摘要

- 於各種不利的環境下，本集團於十八個月期間錄得營業總額589,883,000港元及虧損淨額173,625,000港元
- 董事會不建議就十八個月期間派付任何股息
- 萬佳訊成功於創業板獨立上市
- 完成收購歐洲公司及澳門澳中
- 於流動電訊的持股量由7.3%增至14.6%，而持有的可換股債券則由1,600,000港元增至3,200,000港元
- 繼續成功取得中國多間電訊服務供應商的合約
- 受惠於澳門興旺的市場，獲博彩經營商及澳門政府授出多份合約

十八個月期間業績

董事會欣然提呈本集團十八個月期間的經審核綜合業績如下：

	附註	十八個月期間 千港元	截至二〇〇三年 六月三十日 止十二個月 千港元
營業額	2	589,883	388,794
銷售成本		(551,922)	(301,986)
毛利		37,961	86,808
其他收益	2	5,415	3,169
其他經營收入		311	2,717
銷售開支		(14,026)	(8,773)
行政開支		(131,496)	(65,795)
其他經營開支		(73,334)	(1,473)
經營(虧損)／溢利	3	(175,169)	16,653
萬佳訊獨立上市的視作出售收益	4	17,953	—
商譽減值		(25,931)	(840)
財務成本	5	(4,346)	(635)
應佔聯營公司虧損		(1,507)	(2,488)
除税前(虧損)／溢利		(189,000)	12,690
税項	6	(1,902)	(2,658)
除税後(虧損)／溢利		(190,902)	10,032
少數股東權益		17,277	562
股東應佔(虧損)／溢利		(173,625)	10,594
股息	7	3,446	9,207
每股(虧損)／盈利(港仙)			
一基本	8	(28.29)	1.74
一攤薄	8	不適用	1.74

附註：

1. **編製基準**

該等賬目已根據香港公認會計原則及香港會計師公會發出的會計準則編製。該等賬目並按照歷史成本法編製，惟非買賣證券按公平值列賬。

於十八個月期間，本集團採納由香港會計師公會發出的會計實務準則第十二號「所得稅」，並於二○○三年一月一日或之後開始的會計期間生效。採納此等新會計實務準則對本集團的業績並無重大影響。

香港會計師公會已頒佈多項全新及經修訂香港財務滙報準則，於二○○五年一月一日或之後開始的會計期間生效。本集團並無提前於十八個月期間的賬目中採納該等新香港財務滙報準則。本集團已開始評估該等新香港財務滙報準則之影響，惟尚未能確定該等新香港財務滙報準則會否對其經營業績及財政狀況構成重大影響。

2. **營業額、收益及分類資料**

數據網絡系統設計、銷售與開發及提供相關工程服務的收入，乃於完成安裝後確認，一般與系統交付予客戶時同時發生。

貨品銷售所得收入乃於在擁有權之風險及回報轉移交付後確認，一般與貨品付運予客戶及所有權轉交時同時發生。

提供數碼影像處理管理解決方案的收入於擁有權的風險及回報轉移後確認，一般與交付貨品予客戶及轉讓所有權的時間相同。

透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務的收入於提供服務時確認。

經營租賃租金收入乃按直線基準確認。

佣金收入及管理費收入於提供服務時確認。

股息收入是在擁有收取股息的權利時確認。

利息收入是按時間比例基準及未償還本金額及適用利率計算確認。

本集團主要從事數據網絡系統設計、銷售與開發、提供相關工程服務及貨品銷售、提供數碼影像處理管理解決方案，並透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務。於十八個月期間內已確認的收益如下：

	十八個月期間 千港元	截至二〇〇三年 六月三十日 止十二個月 千港元
營業額		
數據網絡系統設計、銷售與開發及提供相關工程服務	502,441	321,453
提供數碼影像處理管理解決方案	17,694	–
透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	39,850	–
貨品銷售	29,246	67,341
經營租賃租金收入	652	–
	589,883	388,794
其他收益		
佣金收入	31	668
上市投資股息收入	112	650
利息收入	3,124	1,851
管理費收入	1,478	–
其他	670	–
	5,415	3,169
收益總額	595,298	391,963

由於收購歐洲公司及萬佳訊獨立上市，故產生額外兩類業務。為內部財務呈報用途，管理層已改變若干業務分類申報格式。主要改變為將兩項相似的業務(數據網絡系統設計、銷售與開發、提供相關工程服務及貨品銷售)合併成為一類，並重列比較數字以配合本年度的呈報格式。

主要申報格式－按業務劃分

本集團主要業務分為以下三類：

－ 數據網絡系統設計、銷售與開發、提供相關工程服務及貨品銷售

－ 提供數碼影像處理管理解決方案

－ 透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務

各業務分類之間並無進行銷售或其他交易。

次要申報格式－按地區劃分

三個業務分類主要在三個主要地區－中國內地、香港及澳門以及歐洲經營。

各地區分類之間並無進行銷售。

主要申報格式－按業務劃分

	十八個月期間			
	數據網絡系統設計、銷售與開發、提供相關工程服務及貨品銷售	提供數碼影像處理管理解決方案	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	本集團
	千港元	千港元	千港元	千港元
營業額	532,339	17,694	39,850	589,883
分類業績	(118,883)	(21,487)	(15,352)	(155,722)
未分配收入				5,726
未分配開支				(25,173)
經營虧損				(175,169)
萬佳訊獨立上市的視作出售收益				17,953
商譽減值	(7,780)	–	(18,151)	(25,931)
財務成本				(4,346)
應佔聯營公司虧損				(1,507)
除税前虧損				(189,000)
税項				(1,902)
除税後虧損				(190,902)
少數股東權益				17,277
股東應佔虧損				(173,625)
分類資產	373,725	19,124	112,826	505,675
於聯營公司的投資				1,630
未分配資產				77,865
總資產				585,170
分類負債	172,133	4,879	70,814	247,826
未分配負債				164,631
總負債				412,457
資本開支	11,955	13,423	39,416	64,794
折舊	6,241	612	1,188	8,041
攤銷	1,310	1,563	4,466	7,339
減值虧損	10,015	9,900	18,151	38,066
其他非現金開支	100,816	–	–	100,816

主要申報格式－按業務劃分(續)

	截至二○○三年六月三十日止十二個月			
	數據網絡系統設計、銷售與開發、提供相關工程服務及貨品銷售	提供數碼影像處理管理解決方案	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	本集團
	千港元	千港元	千港元	千港元
營業額	388,794	–	–	388,794
分類業績	28,408	–	–	28,408
未分配收入				5,886
未分配開支				(17,641)
經營溢利				16,653
商譽減值	(840)	–	–	(840)
財務成本				(635)
應佔聯營公司虧損				(2,488)
除稅前溢利				12,690
稅項				(2,658)
除稅後溢利				10,032
少數股東權益				562
股東應佔溢利				10,594
分類資產	466,198	–	–	466,198
於聯營公司的投資				5,257
未分配資產				20,367
總資產				491,822
分類負債	73,354	–	–	73,354
未分配負債				78,014
總負債				151,368
資本開支	8,353	–	–	8,353
折舊	2,503	–	–	2,503
減值虧損	840	–	–	840
其他非現金開支	10,236	–	–	10,236
未分配非現金開支				176
未分配減值虧損				1,328

次要申報格式－按地區劃分

	十八個月期間			
	營業額	分類業績	總資產	資本開支
	千港元	千港元	千港元	千港元
中國內地	400,906	(94,376)	193,929	1,368
香港及澳門	149,127	(45,993)	198,920	24,010
歐洲	39,850	(15,353)	112,826	39,416
	589,883	(155,722)	505,675	64,794
未分配收入		5,726		
未分配開支		(25,173)		
經營虧損		(175,169)		
於聯營公司的投資			1,630	
未分配資產			77,865	
總資產			585,170	

	截至二〇〇三年六月三十日止十二個月			
	營業額	分類業績	總資產	資本開支
	千港元	千港元	千港元	千港元
中國內地	334,641	27,863	246,906	3,408
香港及澳門	54,153	545	219,292	4,945
歐洲	–	–	–	–
	388,794	28,408	466,198	8,353
未分配收入		5,886		
未分配開支		(17,641)		
經營溢利		16,653		
於聯營公司的投資			5,257	
未分配資產			20,367	
總資產			491,822	

3. **經營虧損**

經營虧損乃扣除下列各項後列賬：

	十八個月期間 千港元	截至二〇〇三年六月三十日止十二個月 千港元
商譽攤銷	5,506	145
軟件特許權攤銷	1,833	–
存貨成本	439,452	272,614
固定資產折舊	8,041	2,503
出售非買賣證券虧損	2,690	–
呆賬撥備	51,170	–
員工成本(不包括董事酬金)	57,631	19,838
撇減存貨至可變現淨值	49,646	10,236

4. **萬佳訊獨立上市的視作出售收益**

於二〇〇四年一月十九日，透過發行新普通股，萬佳訊股份於創業板上市及買賣。因此，本公司於萬佳訊的股權攤薄至38.95%，是次視作出售事項產生收益約17,953,000港元。

5. **財務成本**

	十八個月期間 千港元	截至二〇〇三年六月三十日止十二個月 千港元
銀行貸款及透支利息－須於五年內悉數償還	3,073	–
其他貸款利息－須於五年內悉數償還	1,087	–
可換股債券利息	186	635
	4,346	635

6. **稅項**

十八個月期間的估計應課稅溢利按17.5%的稅率撥備香港利得稅。於二〇〇三年，香港政府更改利得稅稅率，二〇〇三／二〇〇四財政年度的稅率由16%改為17.5%。海外溢利稅項按十八個月期間的估計應課稅溢利按本集團經營業務地區的適用稅率計算。

於綜合損益賬內列賬的税項金額如下：

	十八個月期間 千港元	截至二〇〇三年六月三十日止十二個月 千港元
即期税項		
一香港利得税	126	—
一澳門補充利得税	26	2,392
一中國內地企業所得税	1,600	266
一海外税項	29	—
一過往年度撥備不足	117	—
	1,898	2,658
應佔聯營公司税項	4	—
税項支出	1,902	2,658

本集團除税前（虧損）／溢利的税項與使用本集團所在地區税率計算的理論金額的差異如下：

	十八個月期間 千港元	截至二〇〇三年六月三十日止十二個月 千港元
除税前（虧損）／溢利	(189,000)	12,690
按有關地區適用税率計算的名義税項	(35,497)	1,479
毋須課税的收入	28,465	(1,109)
不可就税務用途扣減的開支	8,553	2,288
中國內地設定所得税	260	—
應佔聯營公司税項	4	—
過往年度撥備不足	117	—
税項支出	1,902	2,658

7. **股息**

	十八個月期間 千港元	截至二○○三年 六月三十日 止十二個月 千港元
於十八個月期間已付中期股息 每股股份0.005港元(截至二○○三年六月三十日 止十二個月：0.01港元)	3,069	6,138
於十八個月期間已付特別中期股息(附註)	377	–
建議十八個月期間末期股息 每股股份0港元 (截至二○○三年六月三十日止十二個月：0.005港元)	–	3,069
	3,446	9,207

附註：

於二○○三年十二月十九日，作為萬佳訊獨立上市計劃的一部分，董事會批准派付特別中期股息，方法為將合共13,375,000股萬佳訊股份實物分派予股東，每持有46股股份可獲發1股萬佳訊股份。

董事會不建議派付十八個月期間的股息。

8. **每股(虧損)／盈利**

每股基本虧損是按本集團股東應佔虧損173,625,000港元(截至二○○三年六月三十日止十二個月：溢利10,594,000港元)及十八個月期間已發行股份的加權平均數613,819,000股(截至二○○三年六月三十日止十二個月：609,966,301股)計算。

由於行使本公司所有未行使之購股權將導致反攤薄作用，故並無呈列十八個月期間每股股份攤薄盈利。去年的加權平均數609,969,068股股份包括所有未行使購股權(具反攤薄作用的購股權除外)，並假設所有購股權已經轉換。由於具有反攤薄影響，故並無計及去年的可換股債券。

9. 儲備

	股份溢價	資本贖回儲備	投資重估儲備	合併儲備	外滙儲備	法定儲備	保留盈利／(累計虧損)	合共
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二〇〇三年七月一日	97,676	702	(4,158)	35,549	108	49	149,146	279,072
重估非買賣證券盈餘	–	–	5,516	–	–	–	–	5,516
出售非買賣證券後撥往損益表的儲備	–	–	3,957	–	–	–	–	3,957
折算賬目產生的差額	–	–	–	–	2,926	–	–	2,926
股東應佔虧損	–	–	–	–	–	–	(173,625)	(173,625)
截至二〇〇三年六月三十日止十二個月已付末期股息	–	–	–	–	–	–	(3,069)	(3,069)
十八個月期間已付中期股息	–	–	–	–	–	–	(3,069)	(3,069)
十八個月期間已付特別中期股息	–	–	–	–	–	–	(377)	(377)
於二〇〇四年十二月三十一日	97,676	702	5,315	35,549	3,034	49	(30,994)	111,331
公司及附屬公司	97,676	702	5,315	35,549	3,034	49	(23,614)	118,711
聯營公司	–	–	–	–	–	–	(7,380)	(7,380)
於二〇〇四年十二月三十一日	97,676	702	5,315	35,549	3,034	49	(30,994)	111,331

9. 儲備(續)

	股份溢價	資本贖回儲備	投資重估儲備	合併儲備	外滙儲備	法定儲備	保留盈利	合共
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二ＯＯ二年七月一日	86,590	702	(2,372)	35,549	(10)	–	147,779	268,238
發行股份	11,086	–	–	–	–	–	–	11,086
重估非買賣證券盈餘	–	–	114	–	–	–	–	114
出售非買賣證券後撥往損益表的儲備	–	–	(1,900)	–	–	–	–	(1,900)
折算賬目產生的差額	–	–	–	–	118	–	–	118
澳門法定儲備撥備	–	–	–	–	–	49	(49)	–
股東應佔溢利	–	–	–	–	–	–	10,594	10,594
截至二ＯＯ二年六月三十日止十二個月已付末期股息	–	–	–	–	–	–	(3,040)	(3,040)
截至二ＯＯ三年六月三十日止十二個月已付中期股息	–	–	–	–	–	–	(6,138)	(6,138)
於二ＯＯ三年六月三十日	97,676	702	(4,158)	35,549	108	49	149,146	279,072
代表：								
建議二ＯＯ二年／二ＯＯ三年末期股息								3,069
於二ＯＯ三年六月三十日的儲備								276,003
								279,072
公司及附屬公司	97,676	702	(4,158)	35,549	108	49	155,014	284,940
聯營公司	–	–	–	–	–	–	(5,868)	(5,868)
於二ＯＯ三年六月三十日	97,676	702	(4,158)	35,549	108	49	149,146	279,072

業務回顧

中國內地——採納新法，再創輝煌

來自設備製造商的市場競爭越趨激烈，加上電訊服務供應商在本集團產品範圍以外的資本開支增加，使本集團在中國內地的核心業務面對重重考驗。隨著本集團經營業務的市場情況不斷變化，以及本集團拓展業務至多個不同地區，來自主要客戶的收益佔本集團營業總額的比例由約86.1%下降至約68.0%。

於十八個月期間，本集團實施一系列降低成本措施，包括將代表辦事處由十二間合併縮減至七間，並將主要負責中國內地關於數據網絡系統設計、銷售與開發及提供相關工程服務業務的員工裁減28%。

憑著現有寶貴客戶群這項最重要的資產，本集團在產品組合中加入自行研發的操作支援系統，藉以提升中國內地業務的整體邊際利潤。於十八個月期間，本集團成功為多間電訊服務供應商安裝操作支援系統，包括廣東中國電信、重慶中國電信、無錫中國電信及新疆中國電信。為了提升操作支援系統的銷售及擴大其應用範圍，本集團進一步提升操作支援系統的功能，將操作支援系統升級以支援數目日增的本地及國際設備供應商建立的數據網絡。

澳門——善用本地領導地位

於十八個月期間，隨著開放博彩業、即將舉行的二OO五年東亞運動會及澳門政府致力推廣電子政府，大力推動了澳門的商業發展，為本集團帶來大量商機。憑著本集團在當地的領導地位，配合實力雄厚的軟件開發人員及工程人員，本集團在澳門成功取得多個項目，包括博彩經營商、第四屆東亞運動會澳門組織委員會及澳門政府的基建項目。

於十八個月期間，本集團夥拍摩托羅拉亞太有限公司，取得澳門政府司警／保安部門的數碼TETRA無線電系統項目。TETRA無線電系統項目價值60,600,000港元，預期將於二OO五年完成。

歐洲——轉型為領先固網及流動互動服務供應商

收購歐洲公司標誌著本集團進軍歐洲多媒體增值互動服務市場。歐洲公司將會繼續專注透過互動語音回覆系統及短訊平台提供娛樂資訊，以及提供資訊及娛樂服務，例如鈴聲及遊戲下載、塔羅牌占卜、聊天室、電話競猜遊戲等等。本集團將會透過以下措施，將歐洲公司轉型為首屈一指的固網及流動增值服務供應商：

- 建立迅速可靠的接駁平台傳送及分銷娛樂資訊；
- 構思流動網絡推廣及宣傳的創新意念；
- 利用現有及新渠道購買及分銷新內容；
- 開發歐洲公司品牌的產品及內容，並在全球分銷；
- 引進遊戲及娛樂市場的創新應用程式；及
- 進軍中國內地等新興市場。

隨著增值服務及內容提供業務成為推動收益增長的主要因素，公司的成功亦視乎能否與流動電話及固網電話營運商建立緊密的合作關係。因此，除了成立專責小組推行上述措施外，本集團亦重新調配市場推廣隊伍，致力與現有策略電訊合作夥伴及潛在新合作夥伴維持緊密的合作關係。

經營業績回顧

更改財政年度

為配合十八個月期間所收購附屬公司的財政年度年結日及與附屬公司的課稅年度年結日保持一致，本公司的財政年度年結日已由六月三十日改為十二月三十一日。因此，綜合損益表及相關賬目附註的比較金額不可直接比較。

營業額及盈利能力

於十八個月期間，本集團的營業總額為589,883,000港元。以往來自中國內地的營業額比例較高，但於十八個月期間，由於澳門的業務量增加，加上收購歐洲公司帶來額外營業額，使來自中國內地的營業額佔本集團營業總額的比例由約86.1%下降至約68.0%，而香港／澳門及歐洲的營業額目前分別佔本集團營業總額約25.3%及6.8%。由於十八個月期間的營業額只包括歐洲公司六個月的營業額及澳門澳中四個月的營業額，因此，本集團預期二〇〇五年來自香港／澳門及歐洲的營業額比例將會改變。

本集團的毛利由約22.3%減至約6.4%，原因為設備製造商的市場競爭漸趨激烈，加上澳門的項目及流動電話貿易的邊際溢利較低，而且中國內地市況欠佳，須撇銷49,646,000港元的存貨以計及滯銷數據網絡設備。

若本集團不計及撇銷存貨、呆賬撥備、減值、折舊及攤銷，本集團錄得經營虧損46,838,000港元，其中11,569,000港元及12,765,000港元分別為萬佳訊及歐洲公司的經營虧損。數據網絡系統設計、銷售與開發、提供相關工程服務及貨品銷售業務分類所佔的經營虧損佔22,504,000港元。

分拆萬佳訊產生確認視作出售收益17,953,000港元，本集團於十八個月期間仍錄得虧損淨額173,625,000港元。

資本架構、流動資金及財務資源

於十八個月期間，由於成功籌集15,000,000美元的銀團定期貸款，本集團的現金結餘得以改善。現金乃用於註銷之前發行予Riverstone Networks, Inc.的1,250,000美元可換股債券，償還用作撥付中國內地附屬公司營運資金的短期銀行貸款，增加於流動電訊的持股比例及認購流動電訊額外可換股票據，以及收購歐洲公司及澳門澳中。有關流動電訊、歐洲公司及澳門澳中的交易，請參閱「重大收購及出售事項的詳情」一節。

於二○○四年十二月三十一日，本集團資產負債比率(借貸總額／股東資金)為85%。借貸總額包括約15,000,000美元(約116,700,000港元)的銀團定期貸款、16,200,000港元的營運資金及歐洲公司產生的14,200,000港元貸款。儘管本集團的借貸總額為147,100,000港元，於二○○四年十二月三十一日的手頭現金達168,800,000港元，不包括購買以增加本集團收益的5,000,000美元金融債券。

本集團確認根據十八個月期間的業績公佈，愛達利控股與貸款人就15,000,000美元(約116,700,000港元)定期貸款融資訂立並於二○○三年九月二十六日生效的貸款融資協議項下的若干財務契諾已遭違反。如本公司無法取得貸款人同意豁免有關違反情況，本集團仍有充足的現金結餘償還未償還的定期貸款融資。

僱員資料

於二○○四年十二月三十一日，本集團僱用三百四十三名僱員，其中一百一十八名、十六名、一百六十七名及四十二名僱員分別於澳門、香港、中國內地及歐洲工作。十八個月期間的員工成本，不包括董事酬金，總計為57,631,000港元。

本集團的酬金及花紅政策基本上根據個別僱員的表現而定。

本公司採納購股權計劃，據此，本集團的若干僱員可獲授購股權以購買股份。有關購股權計劃的詳情載於「購股權」一節內。

本集團亦為市場推廣及技術員工提供多項培訓計劃及產品介紹，以提升其整體質素，讓彼等繼續緊貼最新的行業及技術發展。

資本承擔及重大投資

除下文「重大收購及出售事項的詳情」一段所載者外，於二○○四年十二月三十一日，本集團概無任何重大資本承擔及重大投資。

集團資產的抵押

於二○○四年十二月三十一日，本集團並無任何本集團資產的抵押。

重大收購及出售事項的詳情

於十八個月期間，本集團以代價15,700,000港元收購流動電訊的7.3%股權及本金額達1,600,000港元的可換股票據，並以代價2,300,000歐元(約24,403,000港元)收購歐洲公司60%股權及向歐洲公司提供2,300,000歐元(約24,403,000港元)股東貸款，以及以代價5,800,000澳門元(約5,600,000港元)收購澳門澳中的100%股權。本集團亦於萬佳訊獨立在創業板上市後，出售萬佳訊38.95%的權益。除上文所披露者外，本集團並無重大收購或出售事項。

重大投資或資本資產的未來計劃詳情

於二〇〇五年一月十二日，本集團認購歐洲公司發行的約759,000歐元(約8,053,000港元)可換股票據。除上文所披露者外，董事並無就重大投資或資本資產制定任何未來計劃。

外滙風險

本集團主要以港元、澳門元、美元、歐元及人民幣(中國內地法定貨幣)賺取收益及產生成本。董事認為本集團的外滙風險的影響屬微不足道。

購股權

購股權根據股東於二〇〇二年十一月五日舉行的股東特別大會上批准的購股權計劃授予若干董事、行政人員及僱員。計劃詳情如下：

(甲) 目的

該計劃旨在給予在本公司或其任何附屬公司擔任管理及監察職位的執行董事及高級僱員於本公司的股權，提高長遠的股東價值。授予購股權亦有助本公司吸引及激勵富經驗及才能的人士，以及就個別人士過往及將來的表現給予獎勵。

(乙) 合資格參加者

任何全職僱員(包括執行董事及其附屬公司的董事)。

(丙) 最高股數

於二〇〇四年十二月三十一日，該計劃下可供發行的股份總數為61,381,900股，佔本公司於二〇〇四年十二月三十一日已發行股本的10%。

(丁) 每名合資格參加者的最高配額

倘授予任何人士的購股權在悉數行使時，將會引致該人士根據購股權計劃已獲發行及可獲發行的股份超過當時根據購股權計劃已發行及可予發行的股份總數30%，則不得授出購股權予該人士。

(戊) 購股權行使期間

購股權可由購股權授出並獲承授人接納日期起三年期間內行使，並於二〇一二年十一月四日屆滿，以較早者為準。

(己) 接納購股權須付的款項

根據該計劃，承授人須就獲授購股權向本公司支付1港元作為代價。

(庚) 釐定行使價的基準

行使價須不低於以下兩項價格中的較高者：(一) 在發出購股權要約之日聯交所每日報價表所列股份收市價及 (二) 緊接發出購股權前五個營業日聯交所每日報價表所列股份平均收市價。

(申) 該計劃的餘下年期

在二○一二年十一月四日前，該計劃將仍然有效。

於二○○四年十二月三十一日，根據該計劃下已授出而未行使的購股權詳情如下：

參加者姓名或類別	於二○○三年七月一日持有的購股權	十八個月期間內失效的購股權	於二○○四年十二月三十一日持有的購股權	行使價	授出日期	可行使期間開始	可行使期間屆滿
				港元			
José Manuel dos Santos	600,000	–	600,000	0.42 (一)	二○○三年六月三十日	二○○三年六月三十日	二○○六年六月二十九日
嚴康	900,000	–	900,000	0.42 (一)	二○○三年六月三十日	二○○三年六月三十日	二○○六年六月二十九日
關鍵文	900,000	–	900,000	0.42 (一)	二○○三年六月三十日	二○○三年六月三十日	二○○六年六月二十九日
羅嘉雯	900,000	–	900,000	0.42 (一)	二○○三年六月三十日	二○○三年六月三十日	二○○六年六月二十九日
持續合約僱員	13,838,000	(2,672,000)	11,166,000	0.42 (一)	二○○三年六月三十日	二○○三年六月三十日	二○○六年六月二十九日

附註

(一) 於授出購股權前一日，即二○○三年六月二十七日，每股股份的市價為0.41港元。

董事會常規及程序

於十八個月期間，本公司已遵從舊《創業板上市規則》第5.34條至5.45條所載的董事會常規及程序的規定，有關規定於二○○五年一月一日前開始的會計期間生效。

審核委員會

有關審核委員會權力及職責的職權範圍書乃參考香港會計師公會出版的《成立審核委員會指引》編製及採納。

審核委員會的主要工作包括檢討及監察本集團的財務申報程序及內部控制。審核委員會由崔世昌、盧景昭及馮祈裕三名獨立非執行董事組成。

審核委員會已審閱本集團於十八個月期間的經審核綜合業績。

購買、出售或贖回證券

於十八個月期間內，本公司並無贖回任何股份，而本公司或其任何附屬公司概無於十八個月期間購買或出售任何股份。

釋義

「審核委員會」	指	本公司的審核委員會
「澳門澳中」	指	澳中通訊設備有限公司，於澳門成立的有限公司，並為本公司的間接全資附屬公司
「本公司」	指	Vodatel Networks Holdings Limited（愛達利網絡控股有限公司*）
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「十八個月期間」	指	截至二○○四年十二月三十一日止十八個月
「憲報指定報章」	指	香港政府政務司司長就香港法例第三十二章《公司條例》（經不時修訂）第七十一A條而發佈及刊登於憲報的報章名單不時指明的報章
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「創業板網頁」	指	聯交所為創業板設立的互聯網網頁
「本集團」	指	本公司及其附屬公司
「港仙」	指	港仙，100港仙相等於1港元
「港元」	指	香港法定貨幣港元
「《香港財務滙報準則》」	指	由香港會計師公會理事會通過的一套財務滙報準則，包括香港會計師公會不時通過的所有《會計實務準則》及《香港財務滙報準則》的釋義
「香港會計師公會」	指	香港會計師公會，根據香港法例第五十章《專業會計師條例》第三條成立

「香港」	指	中國香港特別行政區(不適用於香港聯合交易所有限公司、香港會計師公會及《香港財務滙報準則》)
「貸款人」	指	澳門商業銀行、中信嘉華銀行有限公司、中國工商銀行(亞洲)有限公司、德國北方銀行香港分行及渣打銀行(香港)有限公司
「澳門」	指	中國澳門特別行政區
「主板」	指	早於創業板建立之前已由聯交所營運並與創業板一同由聯交所營運的股票市場(不包括期權市場)。為釋疑起見，主板不包括創業板
「中國內地」	指	中國(香港、澳門和台灣地區除外)
「股東」	指	股份不時的正式登記持有人
「萬佳訊」	指	MegaInfo Holdings Limited(萬佳訊控股有限公司*)，於百慕大成立的有限公司，為本公司間接附屬公司，其股份於創業板上市
「流動電訊」	指	流動電訊網絡(控股)有限公司，於開曼群島註冊成立的有限公司，其股本中每股面值0.01美元的股份於創業板上市
「中國」	指	中華人民共和國
「股份」	指	本公司股本中每股面值0.10港元的股份
「萬佳訊股份」	指	萬佳訊股本中每股面值0.01港元的股份
「歐洲公司」	指	Teleconcept-Multimedia N.V.，於荷蘭王國成立的有限公司，為本公司的間接附屬公司
「美元」	指	美利堅合眾國法定貨幣美元
「愛達利控股」	指	Vodatel Holdings Limited，於英屬處女群島成立的有限公司，為本公司的直接全資附屬公司
「歐元」	指	歐洲貨幣聯盟法定貨幣歐元

承董事會命
主席
José Manuel dos Santos

香港，二〇〇五年四月十四日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成分；二、並無遺漏任何事實致使本文件所載任何聲明產生誤導；及三、本文件內表達的一切意見乃經審慎周詳考慮後方作出，並以公平合理的基準和假設為依據。

本文件將於刊登日期後在創業板網頁「最新公司公告」一頁內刊登最少七日及於www.vodatelsys.com刊登。

* 僅供識別

The Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

NOTICE OF BOARD MEETING

The Board hereby announces that a meeting of the Board will be held at 74 da Rua da Felicidade, Edificio Vodatel, Taipa, the Macao Special Administrative Region of the PRC on 14th April, 2005 at 4:00 p.m. for the following purposes:

1 To consider and approve the Final Results and approve the draft announcement of the Final Results to be published on the GEM Website, the website of the Company and irasia.com website;

2 To consider the payment of a final dividend, if any;

3 To consider the closure of the register of Members, if necessary; and

4 To transact any other business.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Director(s)"	the director(s) of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"Final Results"	the audited consolidated results of the Company and its subsidiaries for the eighteen months ended 31st December, 2004
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Website"	the internet website operated by the Exchange for the purposes of GEM
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Member(s)"	duly registered holder(s) from time to time of the share(s) of HK$0.10 each in the capital of the Company
"PRC"	the People's Republic of China

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 1st April, 2005

Executive Directors:
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors:
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this announcement misleading; and 3. all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the GEM Website for at least seven days from the date of publication and on www.vodatelsys.com.

* *For identification purpose only*

聯交所對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

（在百慕大註冊成立的有限公司）

股份代號：八〇三三

董事會會議公告

董事會謹此公告，董事會將於二〇〇五年四月十四日下午四時正假座中國澳門特別行政區氹仔永福街七十四號愛達利大廈舉行會議，以商討下列事項：

（一） 考慮及通過全年業績，並通過將全年業績公佈草案刊登於創業板網頁、本公司的網頁及irasia.com網頁；

（二） 考慮派付末期股息（如有）；

（三） 考慮暫停辦理股份過戶登記手續（倘有需要）；及

（四） 處理任何其它事項。

釋義

「本公司」	指	Vodatel Networks Holdings Limited（愛達利網絡控股有限公司*）
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「全年業績」	指	本公司及各附屬公司截至二〇〇四年十二月三十一日止十八個月之經審核綜合業績
「創業板」	指	由聯交所營運的創業板市場
「創業板網頁」	指	聯交所為創業板設立的互聯網網頁
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區

「股東」	指	不時正式持有本公司股本中每股面值0.10港元股份的登記持有人
「中國」	指	中華人民共和國

承董事會命
主席
José Manuel dos Santos

香港，二〇〇五年四月一日

執行董事	獨立非執行董事
José Manuel dos Santos	崔世昌
嚴康	盧景昭
關鍵文	馮祈裕
羅嘉雯	

本文件(各董事願共同及個別對此負全責)乃遵照《創業板證券上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理諮詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、本文件並無遺漏任何事實，致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本文件將於刊登日期後在創業板網頁「最新公司公告」一頁內刊登最少七日及於www.vodatelsys.com刊登。

* 僅供識別

VODATEL NETWORK<08033> - Suspension of Trading

At the request of Vodatel Networks Holdings Limited (the "Company"), trading in its shares has been suspended with effect from 9:30 a.m. today (31/3/2005) pending the publication of a results announcement in relation to the Company for the eighteen months ended 31st December 2004.

愛達利網絡<08033> - 停牌

應愛達利網絡控股有限公司(「該公司」)的要求，該公司的股份已於今天(31/3/2005) 上午九時三十分起暫停買賣，待該公司發出有關截止二零零四年十二月三十一日止十八個月期間業績之通告。

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

Profit Warning and Delay in the Announcement of Results for the Eighteen-Month Period

The Board wishes to inform Members and investors that, as a result, primarily, of impairment of goodwill arising from the acquisition of Teleconcept-Multimedia N.V. (incorporated in the Kingdom of the Netherlands with limited liability and an indirect subsidiary of the Company) and other assets, provisions made in respect of bad debts against certain trade receivables and the write-off of certain slow moving telecommunications equipment in the inventories due to the prolonged slowdown of infrastructure spending by the telecommunications service providers in the PRC, the Group is expected to record a loss for the Eighteen-Month Period. The Eighteen-Month Period is a result of recent change in year end to 31st December, the details of which are set out in the announcement of the Company dated 19th July, 2004.

In addition, due to the delay of the completion of the audit of the results of STASA as the result of a fire in a building adjacent to the office of STASA in Madrid, Spain which prevented access to the office premises of STASA, the auditors of the Company have yet to complete the audit of the financial statements of the Company for the Eighteen-Month Period. Consequently after discussions with its auditors, the Company is expecting a delay in the publication of its results for the Eighteen-Month Period and is unlikely to be able to do so by 31st March, 2005, being the time prescribed under the GEM Listing Rules by which the Company should announce its results. The Company expects to publish its results for the Eighteen-Month Period by no later than 15th April, 2005, being a delay of up to two weeks from the prescribed time under the GEM Listing Rules.

The Company will request a suspension in the trading in the Shares with effect from 9:30 am on 1st April, 2005 until the publication of an announcement in relation to its results for the Eighteen-Month Period.

The Directors have not dealt in the Shares since 28th February, 2005 and will not do so until after the publication of an announcement in relation to the results of the Company for the Eighteen-Month Period.

For the avoidance of doubt, this is not meant to be a profit warning in relation to MegaInfo Holdings Limited (incorporated in Bermuda with limited liability, an indirect subsidiary of the Company and whose shares are also listed on GEM) and its next financial results for the nine months ending 31st March, 2005 are expected to be published no later than 15th May, 2005.

Members and investors should exercise caution when dealing in the Shares.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Director(s)"	the director(s) of the Company
"Eighteen-Month Period"	the eighteen months ended 31st December, 2004
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM, made by the Exchange from time to time
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Members"	duly registered holders from time to time of the Shares
"PRC"	the People's Republic of China
"Shares"	shares of HK$0.10 each in the capital of the Company
"Spain"	the Kingdom of Spain
"STASA"	Servicios Telefónicos de Audiotex SA, incorporated in Spain with limited liability and an indirect subsidiary of the Company

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 11th March, 2005

Executive Directors:
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors:
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this announcement misleading; and 3. all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the internet website operated by the Exchange for the purposes of GEM for at least seven days from the date of publication and on www.vodatelsys.com.

* *For identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

溢利警告及延遲公佈十八個月期間業績

董事會謹此通知股東及投資者，由於收購Teleconcept-Multimedia N.V.（於荷蘭王國成立的有限公司，為本公司的間接附屬公司）及其他資產引致的商譽減值、就若干應收貿易賬項進行壞賬撥備，及因在中國的電訊服務供應商長期放緩基建開支而撇銷存貨中若干滯銷電訊器材等主要原因，本集團預期會在十八個月期間錄得虧損。上述期間定為十八個月，是由於本公司最近將年度結算日改為十二月三十一日，有關詳情載於本公司二〇〇四年七月十九日刊登的公告。

此外，由於西班牙公司馬德里辦事處旁邊的一座大廈曾發生火警，導致西班牙公司的辦事處被封鎖，延誤西班牙公司的業績審核工作，本公司核數師尚未完成審核本公司十八個月期間的財務報表。本公司其後與核數師討論後，預期無法按《創業板上市規則》規定本公司公佈業績的時間，即二〇〇五年三月三十一日發表十八個月期間業績，並會延遲發表該等業績。本公司預期將於最遲二〇〇五年四月十五日發表十八個月期間業績，較《創業板上市規則》規定的時間延遲最多兩星期。

本公司將會要求由二〇〇五年四月一日上午九時三十分起暫停買賣股份，直至發表有關本公司十八個月期間業績的公告為止。

自二〇〇五年二月二十八日起，董事概無買賣股份，並且不會在發表有關本公司十八個月期間業績的公告前買賣股份。

為免生疑問，本公告並不擬作為有關MegaInfo Holdings Limited（萬佳訊控股有限公司*）（於百慕大成立的有限公司，為本公司的間接附屬公司，其股份亦於創業板上市）的溢利警告，而該公司截至二〇〇五年三月三十一日止九個月的新一期業績，預期將於最遲二〇〇五年五月十五日發表。

股東及投資者於買賣股份時，務須審慎行事。

釋義

「本公司」	指	Vodatel Networks Holdings Limited(愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「十八個月期間」	指	截至二○○四年十二月三十一日止十八個月
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「本集團」	指	本公司及其附屬公司
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區
「股東」	指	不時正式持有股份的登記持有人
「中國」	指	中華人民共和國
「股份」	指	本公司股本中每股面值0.10港元的股份
「西班牙」	指	西班牙王國
「西班牙公司」	指	Servicios Telefónicos de Audiotex SA，於西班牙成立的有限公司，為本公司的間接附屬公司

承董事會命
主席
José Manuel dos Santos

香港，二○○五年三月十一日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、本文件並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本文件將於刊登日期後在聯交所為創業板設立的互聯網網頁「最新公司公告」一頁內刊登最少七日及於www.vodatelsys.com刊登。

* 僅供識別

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

Unusual price and trading volume movement

This announcement is made at the request of the Exchange. The Board has noted the recent decrease in the price and increase in trading volume of the Shares and wishes to state that the Board is not aware of any reason for such movement.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 and 20 of the GEM Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by order of the Board, the Directors collectively and individually accept responsibility for the accuracy of this announcement.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Director(s)"	the director(s), include(s) any person who occupies the position of a director, by whatever name called, of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM Listing Rules"	the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Exchange, made by the Exchange from time to time
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Shares"	shares of HK$0.10 each in the capital of the Company

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 15th February, 2005

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

* *For identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

（在百慕大註冊成立的有限公司）

股份代號：八〇三三

不尋常股價及成交量變動

本公告乃應聯交所的要求而作出。董事會已知悉股份價格最近有所下降，及成交量有所上升，並謹此聲明董事會並不知悉該變動之原因。

董事會並確認，概無就根據《創業板上市規則》第十九及二十章規定須予披露之收購或變現事宜而進行磋商或協議。董事會亦不知悉任何足以或可能影響股價之事宜須根據《創業板上市規則》第17.10條所規定之一般責任而予以披露。

本公告乃承董事會命發出，各董事願就本公告之準確性共同及個別承擔責任。

釋義

「本公司」	指	Vodatel Networks Holdings Limited（愛達利網絡控股有限公司*）
「董事」	指	本公司的董事，包括以任何職稱擔任董事職位的人
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「港元」	指	香港法定貨幣港元
「香港」	指	中華人民共和國香港特別行政區
「股份」	指	本公司股本中每股面值0.10港元的股份

承董事會命
主席
José Manuel dos Santos

香港，二〇〇五年二月十五日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後,確認就彼等所知及所信:一、本文件所載資料在各重大方面均屬準確及完整,且無誤導成份;二、本文件並無遺漏任何事實致使本文件所載任何內容產生誤導;及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出,並以公平合理的基準及假設為依據。

* 僅供識別

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)
Stock Code: 8033

Unusual price and trading volume movement

This announcement is made at the request of the Exchange. The Board has noted the recent increase in the price and trading volume of the Shares and wishes to state that the Board is not aware of any reason for such increase.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 and 20 of the GEM Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by order of the Board, the Directors collectively and individually accept responsibility for the accuracy of this announcement.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Director(s)"	the director(s), include(s) any person who occupies the position of a director, by whatever name called, of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM Listing Rules"	the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Exchange, made by the Exchange from time to time
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Shares"	shares of HK$0.10 each in the capital of the Company

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 14th February, 2005

Executive Directors:
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors:
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

* *For identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

（在百慕大註冊成立的有限公司）

股份代號：八〇三三

不尋常股價及成交量變動

本公告乃應聯交所的要求而作出。董事會已知悉股份價格最近有所上升，並謹此聲明董事會並不知悉該上升之原因。

董事會並確認，概無就根據《創業板上市規則》第十九及二十章規定須予披露之收購或變現事宜而進行磋商或協議。董事會亦不知悉任何足以或可能影響股價之事宜須根據《創業板上市規則》第17.10條所規定之一般責任而予以披露。

本公告乃承董事會命發出，各董事願就本公告之準確性共同及個別承擔責任。

釋義

「本公司」	指	Vodatel Networks Holdings Limited（愛達利網絡控股有限公司*）
「董事」	指	本公司的董事，包括以任何職稱擔任董事職位的人
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「港元」	指	香港法定貨幣港元
「香港」	指	中華人民共和國香港特別行政區
「股份」	指	本公司股本中每股面值0.10港元的股份

承董事會命
主席
José Manuel dos Santos

香港，二〇〇五年二月十四日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、本文件並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準及假設為依據。

* 僅供識別

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

Change of principal place of business in Hong Kong

SUMMARY

Effective from 31st January, 2005, the principal place of business of the Company in Hong Kong will be moved to Unit 3201, 32nd Floor, AIA Tower, 183 Electric Road, North Point.

The Board is pleased to announce that effective from 31st January, 2005, the principal place of business of the Company in Hong Kong will be moved to Unit 3201, 32nd Floor, AIA Tower, 183 Electric Road, North Point.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Director(s)"	the director(s), include(s) any person who occupies the position of a director, by whatever name called, of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 20th January, 2005

Executive Directors:	*Independent non-executive Directors:*
José Manuel dos Santos	Chui Sai Cheong
Yim Hong	Lo King Chiu Charles
Kuan Kin Man	Fung Kee Yue Roger
Monica Maria Nunes	

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Exterprise Market of the Exchange for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

* *For identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

更改香港主要營業地點

概要

自二〇〇五年一月三十一日起，本公司的香港主要營業地點將遷移至位於北角電氣道一百八十三號友邦廣場三十二樓三二〇一室的新地址。

董事會欣然宣佈，自二〇〇五年一月三十一日起，本公司的香港主要營業地點將遷移至位於北角電氣道一百八十三號友邦廣場三十二樓三二〇一室的新地址。

釋義

「本公司」	指	Vodatel Networks Holdings Limited (愛達利網絡控股有限公司*)
「董事」	指	本公司的董事，包括以任何職稱擔任董事職位的人
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「香港」	指	中華人民共和國香港特別行政區

承董事會命
主席
José Manuel dos Santos

香港，二〇〇五年一月二十日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

本文件(各董事願共同及個別對此負全責)乃遵照聯交所《創業板證券上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、本文件並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

* 僅供識別

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

ANNOUNCEMENT
UNUSUAL PRICE MOVEMENT

This announcement is made at the request of The Stock Exchange of Hong Kong Limited. The board of directors (the "Board") of Vodatel Networks Holdings Limited (the "Company") has noted the recent increase in the price of the shares of the Company and wishes to state that the Board is not aware of any reason for such increase.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 and 20 of the Rules Governing the Listing of Securities on the Growth Enterprise Market (the "GEM Listing Rules"), neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by order of the Board, the directors of the Company collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
José Manuel dos Santos
Chairman

The Hong Kong Special Administrative Region of the People's Republic of China,
13th December, 2004

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the directors of the Company ("Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page of the internet website operated by the Exchange for the purposes of GEM at www.hkgem.com for at least seven days from the day of posting and on the website of the Company at www.vodatelsys.com.

* *For identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

股份代號：八〇三三

不尋常股價變動

本公佈乃應香港聯合交易所有限公司的要求而作出。愛達利網絡控股有限公司(「本公司」)之董事會(「董事會」)已知悉本公司股份價格最近有所上升，並謹此聲明董事會並不知悉該上升之原因。

董事會並確認，概無就根據創業板證券上市規則(「創業板上市規則」)第19及20章規定須予披露之收購或變現事宜而進行磋商或協議。董事會亦不知悉任何足以或可能影響股價之事宜須根據創業板上市規則第17.10條所規定之一般責任而予以披露。

本公佈乃承董事會命發出，本公司各董事願就本公佈之準確性共同及個別承擔責任。

承董事會命
主席
José Manuel dos Santos

中華人民共和國香港特別行政區，二〇〇四年十二月十三日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

本公告(本公司各董事願共同及個別對此負全責)乃遵照《創業板證券上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：(1)本公告所載資料在各重大方面均屬準確及完整，且無誤導成份；(2)並無遺漏任何其他事實致使本公告所載任何內容產生誤導；及(3)本公告內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準及假設為依據。

本公告將於刊登日期起於聯交所為創業板設立的互聯網網頁www.hkgem.com「最新公司公告」內刊登最少七日，並載於在本公司的網站www.vodatelsys.com。

* 僅供識別

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

ANNOUNCEMENT
UNUSUAL PRICE MOVEMENT

The Board has noted the increase in price of the shares of the Company on 2nd December, 2004.

We have noted today's increase in the price of the shares of Vodatel Networks Holdings Limited ("Company") and wish to state that we are not aware of any reasons for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the Rules Governing the Listing of Securities on the Growth Enterprise Market ("GEM") of the Exchange, neither is the board of directors ("Board") of the Company aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
José Manuel dos Santos
Chairman

The Hong Kong Special Administrative Region of the People's Republic of China,
2nd December, 2004

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the directors of the Company ("Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page of the internet website operated by the Exchange for the purposes of GEM at www.hkgem.com for at least seven days from the day of posting and on the website of the Company at www.vodatelsys.com.

* *For identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

股份代號：八〇三三

不尋常股價變動

董事會注意到本公司於二〇〇四年十二月二日股份價格上升。

吾等注意到今天愛達利網絡控股有限公司(「本公司」)股份價格上升，茲聲明，吾等並不知悉導致該等上升之任何原因。

吾等亦確認並無有關擬收購或變賣之商談或協議須根據聯交所創業板(「創業板」)證券上市規則第19至第20章而須予披露，而本公司董事會(「董事會」)亦不知悉任何足以或可能影響股份價格之事宜為根據創業板上市協議第17.10條所規定的一般責任而須予披露者。

本公佈乃承本公司董事會命發出，各董事願就本公佈之準確性共同及個別承擔責任。

承董事會命
主席
José Manuel dos Santos

中華人民共和國香港特別行政區，二〇〇四年十二月二日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

本公告(本公司各董事願共同及個別對此負全責)乃遵照《創業板證券上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：(1)本公告所載資料在各重大方面均屬準確及完整，且無誤導成份；(2)並無遺漏任何其他事實致使本公告所載任何內容產生誤導；及(3)本公告內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準及假設為依據。

本公告將於刊登日期起於聯交所為創業板設立的互聯網網頁www.hkgem.com「最新公司公告」內刊登最少七日，並載於在本公司的網站www.vodatelsys.com。

* 僅供識別